SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

LIFECELL CORPORATION

(Name of Subject Company)

LIFECELL CORPORATION

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

531927101

(CUSIP Number of Class of Securities)

Paul G. Thomas

Chairman of the Board, President and Chief Executive Officer

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

(Name, address and telephone number of person authorized to receive notice and communications on behalf of the person filing statement)

With copies to:

Alan Wovsaniker, Esq.

Steven M. Skolnick, Esq.

Lowenstein Sandler PC

65 Livingston Avenue

Roseland, NJ 07068

(973) 597-2500

☐	Check the box if the filing relates to preliminary communications made before the commencement date of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION

Name and Address

The name of the subject company is LifeCell Corporation, a Delaware corporation (the “Company”). The address of the Company’s principal executive offices is One Millennium Way, Branchburg, New Jersey 08876, and the telephone number of the Company’s principal executive offices is (908) 947-1100.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any Exhibits or Annexes hereto, this “Schedule 14D-9”) relates is the common stock, $0.001 par value per share, of the Company (the “Common Stock”). As of the close of business on April 7, 2008, there were 34,203,446 shares of Common Stock issued and outstanding.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON

Name and Address

This Schedule 14D-9 is being filed by the Company. The name, business address and business telephone number of the Company are set forth in “Item 1—Subject Company Information” above, which information is incorporated herein by reference.

Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer by Kinetic Concepts, Inc., a Texas corporation (“KCI”), through its wholly-owned subsidiary, Leopard Acquisition Sub, Inc., a Delaware corporation (the “Purchaser”), disclosed in a Tender Offer Statement on Schedule TO dated April 21, 2008 (the “Schedule TO”) filed with the U.S. Securities and Exchange Commission (the “SEC”), to purchase all of the issued and outstanding Common Stock (the “Shares”) at a price of $51.00 per Share, net to the sellers in cash (such amount, or any higher price per Share offered pursuant to the Offer, the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement (as defined below) as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). The Offer to Purchase and Letter of Transmittal filed herewith as Exhibits (a)(1)(i) and (a)(1)(ii)(A) are incorporated herein by reference.

This Offer is being made pursuant to an Agreement and Plan of Merger dated as of April 7, 2008 (the “Merger Agreement”), by and among the Company, KCI and Purchaser. The Merger Agreement is filed as Exhibit (e)(1) hereto and is incorporated herein by reference. Purchaser’s obligation to purchase the Shares validly tendered in the Offer is subject to, among other things, (i) at least a majority of the Shares outstanding on a fully-diluted basis being validly tendered into the Offer and not withdrawn; and (ii) the other conditions set forth in Annex I to the Merger Agreement, including the availability of a $1.9 billion secured credit facility (the “Financing”) from the lenders party to a Debt Commitment Letter dated April 7, 2008 (or any alternative financing obtained in accordance with the terms and conditions of the Merger Agreement). The Debt Commitment Letter was filed by KCI with the SEC as Exhibit 10.1 to its Current Report on Form 8-K dated April 7, 2008.

The Merger Agreement further provides that, following the consummation of the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Purchaser will merge with and into the Company (the “Merger”), the separate corporate existence of Purchaser shall thereupon cease and the Company shall continue as the surviving corporation in the Merger (the “Surviving Corporation”).

In the Merger, (i) each outstanding share of common stock, par value $0.001 per share, of the Purchaser (the “Purchaser Common Stock”) will, by virtue of the Merger and without any action on the part of the holders of the Purchaser Common Stock, be converted into and become one fully paid and nonassessable share of common stock of the Surviving Corporation; and (ii) each Share issued and outstanding immediately prior to the consummation of the Merger (other than Shares owned by the Company as treasury stock and any Shares owned by KCI, Purchaser or any other wholly-owned subsidiary of KCI, all of which will be automatically cancelled and will cease to exist for no consideration, and other than Shares, where applicable, held by stockholders who are entitled to and who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of any Shares, be converted into the right to receive an amount of cash, without interest and subject to any required withholding of taxes, equal to the Offer Price.

In connection with the Merger Agreement, the Company granted to KCI and Purchaser an irrevocable option (the “Top-Up Option”) to purchase from the Company that number of Shares (the “Top-Up Option Shares”) equal to the number of Shares that, when added to the Shares owned by KCI and Purchaser immediately following consummation of the Offer, constitute one Share more than 90% of the Shares outstanding (after giving effect to the issuance of the Top-Up Option Shares) for consideration per Top-Up Option Share equal to the Offer Price. The Top-Up Option will only be exercisable by KCI and Purchaser if (i) the purchase of and payment for Shares pursuant to the Offer results in KCI and Purchaser beneficially owning at least 80% of the Shares outstanding; and (ii) the number of Top-Up Shares to be issued pursuant to such option would not exceed the number of authorized Shares available for issuance and not otherwise reserved for issuance by the Company. If Purchaser acquires 90% of the outstanding Shares either from accepting Shares under the Offer or the purchase of Top-Up Option Shares under the Top-Up Option, then a stockholder vote will not be required under the DGCL in order to effect the Merger. The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

This summary of the Merger Agreement and the description of the conditions of the Offer contained in Sections 11 and 13 of the Offer to Purchase which is filed as Exhibit (a)(1)(A) to the Schedule TO are qualified in their entirety by reference to the Merger Agreement.

As set forth in the Schedule TO, the principal executive offices of KCI and the Purchaser are located at 8023 Vantage Drive, San Antonio, Texas 78230, and the telephone number at such principal executive offices is (210) 524-9000.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

Except as noted below, the Information Statement (the “Information Statement”) issued pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder that is attached hereto as Annex B and is incorporated herein by reference, contains information and describes certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates. Except as described in this Schedule 14D-9 or the Information Statement or as otherwise incorporated herein by reference, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates and (i) the Company’s executive officers, directors or affiliates or (ii) KCI or the Purchaser or their respective executive officers, directors or affiliates.

Arrangements with Current Executive Officers and Directors of the Company

Information Statement

Certain agreements, arrangements or understandings between the Company or its affiliates and certain of its directors, executive officers and affiliates are described in the Information Statement. The descriptions of these agreements and arrangements in the Information Statement and in this Schedule 14D-9 are qualified in their entirety by reference to the agreements filed as Exhibits (e)(1) through (e)(10) hereto, which are incorporated herein by reference.

Interests of Certain Persons in the Offer and Merger

In considering the recommendation of the Board of Directors of the Company (“Board”) with respect to the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger (the “Transactions”), and the fairness of the consideration to be received in the Offer and the Merger, stockholders should be aware that certain executive officers and directors of the Company have interests in the Offer and the Merger that are described herein and in the Information Statement, which may present them with certain potential conflicts of interest.

The Board was aware of any such contracts, agreements, arrangements or understandings and any actual or potential conflicts of interest and considered them along with other matters described below in “Item 4—The Solicitation or Recommendation—Reasons for the Board’s Recommendation.”

Treatment of Stock Options, Restricted Stock Awards and Restricted Stock Unit Awards

Under the Merger Agreement, any outstanding Company stock options to purchase Shares (collectively, the “Company Stock Options”) that are not then vested and exercisable will vest on an accelerated basis immediately prior to the effective time of the Merger (the “Effective Time”). Effective as of the Effective Time, by virtue of the Merger, each Company Stock Option that is vested, exercisable and outstanding immediately prior to the Effective Time will be cancelled and each holder will be paid for each vested Company Stock Option an amount in cash (without interest), less applicable withholding taxes, determined by multiplying (i) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Company Stock Option, and (ii) the number of Shares subject to such Company Stock Option as of the Effective Time (the “Option Consideration”). The Merger Agreement also provides for the acceleration of the Company’s restricted stock and restricted stock units and the conversion thereof into the right to receive from the Surviving Corporation immediately after the Effective Time the Offer Price in respect of each underlying Share (in the case of restricted stock and restricted stock units that vest based on the attainment of performance goals, such vesting will be in respect of the target number of Shares).

The following tables set forth the amounts that would be received by our directors and executive officers in respect of (i) their options that are exercisable and outstanding immediately prior to the Effective Time with an exercise price less than $51.00, and (ii) their shares of restricted stock and restricted stock units:

Name	Number of Shares Subject to Options (#)	Weighted Average Exercise Price/Base Price Per Share ($)	Payment in Respect of Options ($)
Executive Officers
Paul G. Thomas Chairman, President and Chief Executive Officer	87,222	$30.70	$1,770,290
Lisa N. Colleran Senior Vice President, Commercial Operations	59,796	$18.44	$1,946,802
Steven T. Sobieski Vice President, Finance and Administration & Chief Financial Officer	68,740	$28.87	$1,521,474
Bruce S. Lamb, Ph.D. Senior Vice President, Development and Regulatory Affairs	101,936	$14.41	$3,729,708

Directors
Paul G. Thomas	87,222	$30.70	$1,770,290
David Fitzgerald	65,000	$6.06	$2,921,350
James G. Foster	85,000	$5.94	$3,830,250
David W. J. McGirr	15,000	$41.47	$142,950
Michael R. Minogue	15,000	$21.63	$440,550
Robert P. Roche, Jr.	25,000	$21.63	$734,250
Martin P. Sutter	—	—	—
Michael E. Cahr	—	—	—

Name	Number of Shares of Time- Based Restricted Stock/Stock Units (#)	Payment in Respect of Time-Based Restricted Stock/Stock Units ($)	Number of Shares of Performance- Based Restricted Stock/Stock Units (#)	Payment in Respect of Performance- Based Restricted Stock/Stock Units ($)
Executive Officers
Paul G. Thomas Chairman, President and Chief Executive Officer	63,902	$3,259,002	36,000	$1,836,000
Lisa N. Colleran Senior Vice President, Commercial Operations	19,995	$1,019,745	14,000	$714,000
Steven T. Sobieski Vice President, Finance and Administration & Chief Financial Officer	42,311	$2,157,861	12,000	$612,000
Bruce S. Lamb, Ph.D. Senior Vice President, Development and Regulatory Affairs	10,428	$531,828	9,000	$459,000

Directors
Paul G. Thomas	63,902	$3,259,002	36,000	$1,836,000
David Fitzgerald	5,834	$297,534	—	—
James G. Foster	5,834	$297,534	—	—
David W. J. McGirr	—	—	—	—
Michael R. Minogue	5,834	$297,534	—	—
Robert P. Roche, Jr.	5,834	$297,534	—	—
Martin P. Sutter	5,834	$297,534	—	—
Michael E. Cahr	—	—	—	—

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Employee Stock Purchase Plan

In connection with the Merger Agreement, the Compensation Committee of the Board, in accordance with Section 14 of the Company’s Employee Stock Purchase Plan (the “ESPP”), will take any and all actions necessary to provide that the ESPP will terminate, effective immediately prior to the Effective Time, including the giving of any required notices to the administrator of and participants in the ESPP.

401(k) Plan

In connection with the Merger Agreement, the Board will take any and all actions necessary to provide that the Company’s 401(k) plan will terminate, effective immediately prior to the date on which the Company becomes a member of the same “Controlled Group of Corporations” (as defined in Section 414(b) of the Internal Revenue Code of 1986, as amended (the “Code”)) as KCI. In addition, immediately prior to the termination of the Company’s 401(k) plan, the Company has agreed to make (or cause to be made) all necessary payments to fund the contributions (1) necessary or required to maintain the tax-qualified status of the 401(k) plan, (2) for elective deferrals made pursuant to the 401(k) plan for the period prior to termination, and (3) for employer matching contributions (if any) for the period prior to termination.

Effect of the Offer on Employee Benefits

The Merger Agreement provides that through the first anniversary of the Effective Time, each continuing employee of the Company shall be eligible to receive compensation and benefits no less favorable in the aggregate than those provided immediately prior to the Effective Time (excluding the value of equity grants). Continuing employees shall be given credit for purposes of eligibility and vesting for all service with the Company under all employee benefit plans, programs, policies and arrangements maintained by the Surviving Corporation or KCI or its affiliates in which they participate (or in which they become participants). In addition, under health and welfare plans maintained by KCI or its affiliates in which continuing employees of the Company are eligible to participate after the Effective Time, KCI will (i) cause certain pre-existing conditions and eligibility limitations under such plans to be waived to the extent such conditions and exclusions were satisfied or did not apply under the welfare plans maintained by KCI or its affiliates prior to the Effective Time and (ii) in determining any deductible and maximum out-of-pocket limitations, to claims incurred and amounts paid by, and amounts reimbursed or reimbursable to, continuing employees of the Company under similar plans maintained by the Company for the calendar year in which the Merger occurs. Immediately following the Effective Time, KCI will permit each continuing employee of the Company who satisfied the eligibility requirements of the Company’s 401(k) plan to participate in KCI’s 401(k) plan and will cause such plan to accept rollovers of distributions (or direct rollovers) from the Company 401(k) Plan. Finally, after the Effective Time, KCI will honor, in accordance with its terms, (x) each existing employment, change in control, severance and termination protection plan, policy or agreement of or between the Company or any of its subsidiaries and any officer, director or employee of the Company that has been disclosed to KCI and Purchaser in connection with the Merger Agreement, (y) all existing obligations and/or accrued benefits under any employee benefit plan, policy, program or arrangement of the Company, and (z) except as otherwise provided in an individual employment agreement, all obligations and/or accrued benefits under all plans, programs or agreements of the Company that provide for bonuses.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Employment Agreements

The Company maintains employment agreements with its executive officers, Paul G. Thomas (the current Chief Executive Officer and President of the Company), Steven T. Sobieski (the current Chief Financial Officer of the Company), Lisa N. Colleran (the current Senior Vice President, Commercial Operations of the Company) and Bruce Lamb (the current Senior Vice President, Development and Regulatory Affairs). In connection with the execution of the Merger Agreement, the Company entered into new employment agreements with Messrs. Thomas and Sobieski and Ms. Colleran. KCI and the Company may enter into a new employment agreement with Dr. Lamb, but no agreement has been finalized as of the date of this Schedule 14D-9. The new arrangements with Messrs. Thomas and Sobieski and Ms. Colleran and the existing arrangement with Dr. Lamb are described below.

New Employment Agreements

In connection with the negotiation and execution of the Merger Agreement, KCI indicated its desire to have new employment agreements and confidentiality, assignment of conditions and inventions, non-competition and non-solicitation agreements, which we refer to herein as “Covenants Agreements”, with Messrs. Thomas and Sobieski and Ms. Colleran. Accordingly, KCI negotiated new employment and Covenants Agreements with each employee named above, which agreements were executed on April 7, 2008. The terms of the employment agreements, together with the Covenants Agreements executed by each of the employees, will be effective as of the closing of the Offer and will supersede the terms of their prior employment agreements, offer letters, severance agreements, change in control agreements and confidentiality, assignment of contributions and inventions, non-competition and non-solicitation agreements, as applicable.

The descriptions of the agreements that follow are qualified in their entirety by reference to the full text of the agreements described, which are included as Exhibits (e)(4) through (e)(9) and incorporated herein by reference.

A. Employment Agreements

1. Paul G. Thomas

a. Position:

Mr. Thomas’ employment agreement provides that he will serve as the Company’s President.

b. Compensation and Benefits:

Under Mr. Thomas’ employment agreement, he will be paid a base salary equal to his current base salary of $525,000 on an annualized basis (which base salary may not be decreased). Mr. Thomas will be entitled to participate in the Company’s incentive compensation plan, with a target bonus for calendar year 2008 equal to his current target bonus of 70% of base salary. Mr. Thomas also will receive a retention bonus in the amount of $2,700,000, payable as a lump sum cash payment on January 31, 2010, provided that he has not provided notice to the Company of his intention to terminate his employment by such date and subject to his continued employment with the Company on that date. In addition, Mr. Thomas will receive a one-time initial equity grant at a Black-Scholes value of approximately $2,500,000 covering common stock of KCI pursuant to the KCI 2004 Equity Plan (“2004 Plan”), approximately 50% of which will be in the form of stock options (which will vest in 4 equal annual installments, commencing as of the closing of the Offer), 25% of which will be in the form of restricted stock (which will vest in full on the third anniversary of the closing of the Offer), and 25% of which will be in the form of restricted stock units (which shall vest in the first quarter of 2011, provided that for the 2010 fiscal year the Company reaches revenues of $370,100,000 and operating income of $90,800,000). Mr. Thomas also is entitled to participate in the 2004 Plan or any successor equity compensation plan, as well as in the Company’s employee benefit plans and programs (excluding severance plans). Mr. Thomas will also receive an automobile allowance of $15,000/year.

c. Term and Termination:

Mr. Thomas’ employment under the employment agreement will continue until it is terminated (a) as a result of Mr. Thomas’ death or in the event he becomes “disabled” (as defined in Section 409(A)(a)(2)(C) of the Internal Revenue Code of 1986, as amended (the “Code”)), (b) by the Company with or without “cause” (as defined below), (c) by Mr. Thomas with or without “good reason” (as defined below), or (d) by mutual agreement.

The term “cause” generally is defined in Mr. Thomas’ employment agreement as: (a) a conviction for a crime involving moral turpitude, including, but not limited to fraud, theft, embezzlement or any crime that results in or is intended to result in personal enrichment at the expense of the Company; (b) a material breach by Mr. Thomas of the employment agreement or his Covenants Agreement that substantially impairs the Company’s interest in the employment agreement or the Covenants Agreement; or (c) acts that, in the judgment of the Board, constitute willful misconduct to the material detriment of the Company.

In Mr. Thomas’ employment agreement, the term “good reason” generally refers to the Company doing any of the following without Mr. Thomas’ consent (except actions during the period commencing on the closing of the Offer and ending eighteen (18) months after the closing of the Offer): (a) assign to Mr. Thomas any duties inconsistent with his position and authority; (b) remove Mr. Thomas from his position as President; (iii) reduce Mr. Thomas’ annual base salary; (iv) fail to provide Mr. Thomas benefits substantially similar to those he receives as of the closing of the Offer (unless such benefit change(s) are applicable to all executive level employees); (v) fail to provide him office space, related facilities and support personnel; or (vi) require Mr. Thomas to be relocated to an office that will necessitate his commuting more than 25 additional miles each way.

d. Severance Payments:

If Mr. Thomas is terminated as a result of his death or disability, in addition to accrued compensation and vested benefits, he is entitled to: (a) a pro rata bonus (based upon the greater of the prior year’s annual bonus or the target bonus for the year of termination), pro-rated based on the number of days he was employed during the year of termination and payable in a lump sum; and (b) if such termination occurs prior to January 31, 2010, a pro rata retention bonus equal to the aggregate amount of his retention bonus, pro-rated based on the number of days he was employed since the closing of the Offer.

If Mr. Thomas is terminated without cause (as defined above) or he resigns for good reason (as defined above), in addition to accrued compensation and vested benefits and the pro-rata bonus described above, he is entitled to: (a) payment in the amount equal to the product of (i) 1.5, and (ii) the sum of his annualized base salary and bonus (based on the greater of the prior year’s bonus or his target bonus for the year of termination), payable in a lump sum; (b) the retention bonus (to the extent not previously paid), payable in a lump sum; and (c) eighteen (18) months of subsidized COBRA coverage.

Separation payments and benefits are conditioned upon the execution of a general release in favor of the Company and related parties.

e. Payments upon a Trigger Event:

Under Mr. Thomas’ employment agreement, if there occurs a “trigger event,” in addition to accrued compensation and vested benefits, he will be entitled to receive: (a) payment in an aggregate amount equal to the product of (i) 2.9, and (ii) the sum of his annualized base salary and bonus (based upon the greater of his bonus for the year prior to the trigger event or his target bonus for the year in which the trigger event occurred), payable in a lump sum; (b) the retention bonus (to the extent not previously paid), payable in a lump sum; and (c) subsidized COBRA coverage for 18 months. In addition, if the “trigger event” occurs on or after July 1 in any calendar year, Mr. Thomas will also be entitled to receive 50% of his target bonus for the year in which the trigger event occurred.

A “trigger event” is defined to include a termination of Mr. Thomas’ employment with the Company at any time during the period commencing on the closing of the Offer and ending on the eighteen (18) month anniversary of the closing of the Offer, other than (a) a termination by the Company for “cause” (as defined below), or (b) a termination by Mr. Thomas without “good reason” (as defined below).

Under the terms of Mr. Thomas’ employment agreement and for purposes of this subsection “Payments upon a Trigger Event” only, the term “cause” generally is defined as (a) conviction of any crime that constitutes a felony or a criminal offense involving moral turpitude, (b) a material breach of his Covenants Agreement that substantially impairs the Company’s interest in the Covenants Agreement, or (c) intentionally engaging in conduct that is materially injurious to the Company or its successor that is not cured by him within a reasonable period of time after notice is given.

Further, under the terms of Mr. Thomas’ employment agreement, and for purposes of this subsection “Payments upon a Trigger Event” only, the term “good reason” generally is defined as (a) the failure of the Company or its successor, without Mr. Thomas’ consent, to pay any amounts due to Mr. Thomas or to fulfill any other material obligations to Mr. Thomas under the employment agreement, (b) action by the Company or its successor that results in a material diminution, without Mr. Thomas’ prior consent, in Mr. Thomas’ duties and responsibilities, (c) any decrease, without Mr. Thomas’ consent, in his base salary, target bonus opportunity, or in the level or in the value of Mr. Thomas’ benefits (unless the benefit(s) changes are applicable to all executive level employees), (d) any relocation of the offices of the Company or its successor, without Mr. Thomas’ consent, such that he would be required to commute more than 25 miles each way, or (e) continued employment of Mr. Thomas by the Company or its successor would be substantially likely to cause Mr. Thomas to breach a material obligation that he reasonably believes is owed to any prior employer or any other third party.

Payments and benefits upon a trigger event are in lieu of the severance payments described in the paragraph above captioned “Severance Payments” and are conditioned upon the execution of a general release in favor of the Company and related parties.

f. Indemnification; Director and Officer (D&O) Insurance:

Under Mr. Thomas’ employment agreement, he will be indemnified against all claims arising out of his actions or omissions during his employment to the fullest extent provided by (a) the Company’s Certificate of Incorporation and/or Bylaws, (b) the Company’s D&O liability and general insurance policies, and (c) under the Delaware General Corporation Law, as each may be amended. The Company is obligated to maintain D&O liability and general insurance policies to fund the indemnity in the same amount and to the same extent it maintains such coverage for the benefit of its other officers and directors.

g. Modification for 280G Parachute Payments:

In the event that any payment or benefit that Mr. Thomas would receive from the Company would otherwise constitute a “parachute payment” under Section 280G of the Code and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced to an amount equal to either (a) the largest portion of the payment and benefits that would result in no portion of the payment and benefits being subject to the excise tax, or (b) the largest portion of the payment, up to and including the total, whichever amount, after taking into account all taxes and the excise tax, results in Mr. Thomas’ receipt, on an after-tax basis, of the greater amount of the payments and benefits.

2. Steven T. Sobieski

a. Position:

Mr. Sobieski’s employment agreement provides that he will continue to serve as the Company’s Chief Financial Officer.

b. Compensation and Benefits:

Under Mr. Sobieski’s employment agreement, he will be paid a base salary equal to his current base salary of $305,025 on an annualized basis (which base salary may not be decreased). Mr. Sobieski will be entitled to participate in the Company’s incentive compensation plan, with a target bonus for calendar year 2008 of 40% of base salary (“2008 Target”) and he will be entitled to a bonus for 2008 equal to the 2008 Target. Mr. Sobieski also will receive a retention bonus in the amount of $854,574, payable as a lump sum cash payment on the twelve (12) month anniversary of the closing of the Offer, subject to his continued employment with the Company on that date. Mr. Sobieski also is entitled to participate in the 2004 Plan or any successor equity compensation plan, as well as in the Company’s employee benefit plans and programs (excluding severance plans).

c. Term and Termination:

Mr. Sobieski’s employment under the employment agreement continues until it is terminated (a) as a result of Mr. Sobieski’s death or in the event he becomes “disabled” (as defined in Section 409(A)(a)(2)(C) of the Code), (b) by the Company with or without “cause” (as defined below), (c) by Mr. Sobieski with or without “good reason” (as defined in the subsection below captioned “Payments upon a Trigger Event”), or (d) by mutual agreement.

The term “cause” generally is defined in Mr. Sobieski’s employment agreement as Mr. Sobieski’s (a) conviction of, guilty plea to, or confession of guilt of, a felony or crime involving moral turpitude,

(b) commission of a fraudulent, illegal or dishonest act in respect of the Company or its successors, (c) willful misconduct or gross negligence that reasonably could be expected to be injurious to the Company’s or its successors’ business, operations or reputation, (d) material violation of the Company’s internal policies, unless cured, (e) material failure to perform his duties as assigned, unless cured, or (f) a material breach of his employment agreement or a breach of his Covenants Agreement.

d. Severance Payments:

If Mr. Sobieski is terminated as a result of his death or disability, in addition to accrued compensation and vested benefits, he is entitled to: (a) a pro rata bonus (based upon the greater of the prior year’s annual bonus or the target bonus for the year of termination), pro-rated based on the number of days he was employed during the year of termination and payable in a lump sum; and (b) if such termination occurs prior to the twelve (12) month anniversary of the closing of the Offer, the retention bonus (to the extent not previously paid), payable in a lump sum.

If Mr. Sobieski is terminated without cause, in addition to accrued compensation and vested benefits and the pro-rata bonus described above, he is entitled to: (a) payment in the amount equal to twelve (12) months base salary, payable in a lump sum; (b) the retention bonus (to the extent not previously paid), payable in a lump sum; and (c) 12 months of subsidized COBRA coverage and an additional 6 months of COBRA coverage at the Company’s sole expense.

Separation payments and benefits are conditioned upon the execution of a general release in favor of the Company and related parties.

e. Payments upon a Trigger Event:

Under Mr. Sobieski’s employment agreement, if there occurs a “trigger event,” in addition to accrued compensation and vested benefits and the pro-rata bonus described above, he will be entitled to receive: (a) the retention bonus (to the extent not previously paid), payable in a lump sum; and (b) 12 months of subsidized COBRA coverage and an additional 6 months of COBRA coverage at the Company’s sole expense.

A “trigger event” is defined to include a termination of Mr. Sobieski’s employment with the Company at any time during the period commencing on the closing of the Offer and ending on the twelve (12) month anniversary of the closing of the Offer, other than (a) a termination by the Company for “cause” (as defined below), (b) a termination by Mr. Sobieski without “good reason” (as defined below), or (c) a termination as a result of death or disability.

Under the terms of Mr. Sobieski’s employment agreement and for purposes of this subsection “Payment upon a Trigger Event” only, the term “cause” generally is defined as (a) conviction of any crime that constitutes a felony or a criminal offense involving moral turpitude, (b) breach of his Covenants Agreement, or (c) intentionally engaging in conduct that is materially injurious to the Company or its successor that is not cured by him within a reasonable period of time after notice is given.

Further, under the terms of Mr. Sobieski’s employment agreement, the term “good reason” generally is defined as (a) the failure of the Company or its successor, without Mr. Sobieski’s consent, to pay any amounts due to Mr. Sobieski or to fulfill any other material obligations to Mr. Sobieski under the employment agreement, (b) any decrease, without Mr. Sobieski’s consent, in his base salary, target bonus opportunity, or in the level or in the value of Mr. Sobieski’s benefits (unless the benefit(s) changes are applicable to all executive level employees), or (c) the requirement by the Company or its successor, without Mr. Sobieski’s consent, that either (i) Mr. Sobieski be relocated to an office such that he would be required to commute more than 25 miles each way, or (ii) Mr. Sobieski travel to a materially greater extent than he was required to travel prior to the closing of the Offer.

Payments and benefits upon a trigger event are in lieu of the severance payments described in the paragraph above captioned “Severance Payments” and are conditioned upon the execution of a general release in favor of the Company and related parties.

f. Indemnification; D&O Insurance:

Under Mr. Sobieski’s employment agreement, he will be indemnified against all claims arising out of his actions or omissions during his employment to the fullest extent provided by (a) the Company’s Certificate of Incorporation and/or Bylaws, (b) the Company’s D&O liability and general insurance policies, and (c) under the Delaware General Corporation Law, as each may be amended. The Company is obligated to maintain D&O liability and general insurance policies to fund the indemnity in the same amount and to the same extent it maintains such coverage for the benefit of its other officers and directors.

g. Modification for 280G Parachute Payments:

In the event that any payment or benefit that Mr. Sobieski would receive from the Company would otherwise constitute a “parachute payment” under Section 280G of the Code and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced to an amount equal to either (a) the largest portion of the payment and benefits that would result in no portion of the payment and benefits being subject to the excise tax, or (b) the largest portion of the payment, up to and including the total, which ever amount, after taking into account all taxes and the excise tax, results in Mr. Sobieski’s receipt, on an after-tax basis, of the greater amount of the payments and benefits.

3. Lisa N. Colleran

a. Position:

Ms. Colleran’s employment agreement provides that she will continue to serve in her current position as Senior Vice President, Commercial Operations.

b. Compensation and Benefits:

The employment agreement provides for a base salary equal to her current base salary of $299,000 on an annualized basis (which base salary may not be decreased). Under the employment agreement, Ms. Colleran is entitled to participate in the Company’s incentive compensation plan with a target bonus for calendar year 2008 of 40% of base salary. Ms. Colleran will receive a cash retention bonus of $837,200 payable as follows: 50% as a lump sum cash payment on the first anniversary of the closing of the Offer and the remaining 50% as a lump sum cash payment on the second anniversary of the closing of the Offer, subject to her continued employment with the Company on such dates. Ms. Colleran also will receive a one-time initial equity grant at a Black-Scholes value of approximately $1,400,000 covering common stock of KCI pursuant to the 2004 Plan, approximately 60% of which will be in the form of stock options (vesting in 4 equal annual installments, commencing as of the closing of the Offer) and approximately 40% of which will be in the form of restricted stock (which will vest in full on the third anniversary of the closing of the Offer). Ms. Colleran is also entitled to participate in the 2004 Plan or any successor equity compensation plan, as well as in the Company’s employee benefit plans and programs (excluding severance plans).

c. Term and Termination:

Ms. Colleran’s employment under her employment agreement will continue until it is terminated (a) as a result of her death or in the event she becomes “disabled” (as defined in Section 409(A)(a)(2)(C) of the Code), (b) by the Company with or without “cause” (as defined below), (c) by Ms. Colleran for any reason or no reason, or (d) by mutual agreement.

The term “cause” generally is defined in the employment agreement as generally Ms. Colleran’s (a) conviction of, guilty plea to, or confession of guilt of, a felony or crime involving moral turpitude,

(b) commission of a fraudulent, illegal or dishonest act in respect of the Company or its successors, (c) willful misconduct or gross negligence that reasonably could be expected to be injurious to the Company’s or its successors’ business, operations or reputation, (d) material violation of the Company’s internal policies, unless cured, (e) material failure to perform her duties as assigned, unless cured, or (e) material breach of her employment agreement or a breach of her Covenants Agreement.

d. Severance Payments:

Under her employment agreement, if Ms. Colleran is terminated as a result of her death or disability, in addition to accrued compensation and vested benefits, she is entitled to: (a) a pro rata bonus (based upon the greater of the prior year’s annual bonus or the target bonus for the year of termination), pro-rated based on the number of days she was employed during the year of termination and payable in a lump sum; and (b) if such termination occurs prior to the two (2) year anniversary of the closing of the Offer, a pro rata retention bonus equal to 50% of aggregate amount of her retention bonus, pro-rated based on the number of days she was employed since the closing of the Offer (if the termination occurred prior the one (1) year anniversary of the closing of the Offer) or since the one (1) year anniversary of the closing of the Offer (if the termination occurred following the first anniversary of the closing of the Offer). If Ms. Colleran is terminated without cause, in addition to accrued compensation and benefits and the pro-rata bonus described above, she is entitled to: (1) payment in the amount of twelve (12) months base salary, (2) the retention bonus (to the extent not previously paid), and (3) 12 months of subsidized COBRA coverage and an additional 6 months of COBRA coverage at the Company’s sole expense.

Separation payments and benefits are conditioned upon the execution of a general release in favor of the Company and related parties.

e. Payments upon a Trigger Event:

Under Ms. Colleran’s employment agreement, if there occurs a “trigger event,” Ms. Colleran will be entitled to receive: (a) payment in an aggregate amount equal to the product of (i) 2.0, and (ii) the sum of her base salary and bonus (based upon the greater of her bonus for the year prior to the trigger event or her target bonus for the year in which the trigger event occurred), payable in a lump sum; (b) the retention bonus (to the extent not previously paid), payable in a lump sum; and (c) subsidized COBRA coverage for 12 months and COBRA coverage at the sole cost of the Company for an additional 6 months. If the trigger event occurs on or after July 1 of any calendar year, Ms. Colleran will also be entitled to receive 50% of her target bonus for the year in which the trigger event occurred.

A “trigger event” is defined to include a termination of employment with the Company at any time during the period commencing on the closing of the Offer and ending on the twelve (12) month anniversary of the closing of the Offer, other than (a) a termination by the Company for cause, (b) a termination as a result of death or disability or (c) a termination by the employee without “good reason” (as defined below).

Also, “good reason” generally is defined as (a) the failure of the Company or its successor, without the employee’s consent, to pay any amounts due to the employee or to fulfill any other material obligations to Ms. Colleran under the employment agreement, (b) action by the Company or its successor that results in a material diminution, without Ms. Colleran’s prior consent, in her duties and responsibilities, (c) any material decrease, without Ms. Colleran’s consent, in her base salary or (d) any relocation of the offices of the Company or its successor, without Ms. Colleran’s consent, such that she would be required to commute more than 25 miles each way.

Payments and benefits upon a trigger event are in lieu of the severance payments described in the paragraph above captioned “Severance Payments” and are conditioned upon the execution of a general release in favor of the Company and related parties.

f. Indemnification; D&O Insurance:

Under Ms. Colleran’s employment agreement, she will be indemnified against all claims arising out of his actions or omissions during her employment to the fullest extent provided by (a) the Company’s Certificate of Incorporation and/or Bylaws, (b) the Company’s D&O liability and general insurance policies, and (c) under the Delaware General Corporation Law, as each may be amended. The Company is obligated to maintain D&O liability and general insurance policies to fund the indemnity in the same amount and to the same extent it maintains such coverage for the benefit of its other officers and directors.

g. Modification for 280G Parachute Payments:

In the event that any payment or benefit that Ms. Colleran would receive from the Company would otherwise constitute a “parachute payment” under Section 280G of the Code and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced to an amount equal to either (a) the largest portion of the payment and benefits that would result in no portion of the payment and benefits being subject to the excise tax, or (b) the largest portion of the payment, up to and including the total, which ever amount, after taking into account all taxes and the excise tax, results in the employee’s receipt, on an after-tax basis, of the greater amount of the payments and benefits.

B. Covenants Agreements

The Covenants Agreements signed by Mr. Thomas, Mr. Sobieski and Ms. Colleran prohibit the disclosure of confidential information, provide for the assignment of all “contributions” and “inventions,” and prohibit the employee from engaging in a “competitive business” or soliciting employees, agents, customers, distributors and suppliers during his/her employment and for the following periods: Mr. Thomas—3 years from the closing of the Offer or 2 years after the termination of his employment, whichever is longer; Mr. Sobieski—2 years after the termination of his employment and Ms. Colleran—2 years after the termination of her employment.

C. Payment Summary

The following table summarizes for each of Mr. Thomas, Ms. Colleran and Mr. Sobieski payments under their respective employment agreements described above. The payment amount summarized in the table does not include amounts that would be payable upon a termination of employment (which are described in the narrative above) or amounts related to vested options and shares of restricted stock and restricted stock units held by them, which are described in “Treatment of Stock Options, Restricted Stock Awards and Restricted Stock Unit Awards” above.

Name	Annual Base Salary ($)	Annual Incentive Compensation ($)	Retention Bonus ($)	Equity Grant (Black-Scholes Value) ($)		Annual Automobile Allowance ($)	Total ($)
Paul Thomas	525,000	367,500 (Target)	2,700,000	2,500,000	(1)	15,000	6,107,500
Lisa N. Colleran	299,000	119,600 (Target)	837,200	1,400,000	(2)	—	2,655,800
Steven T. Sobieski	305,025	122,010 (Target)	854,574	—		—	1,281,609

(1)	Covers common stock of KCI pursuant to the 2004 Plan, approximately 50% of which will be in the form of stock options (which will vest in 4 equal annual installments, commencing as of the closing of the Offer), approximately 25% of which will be in the form of restricted stock (which will vest in full on the third anniversary of the closing of the Offer), and approximately 25% of which will be in the form of restricted stock units (which will vest in the first quarter of 2011, provided that for the 2010 fiscal year, the Company reaches revenues of $370,100,000 and operating income of $90,800,000).

(2)	Covers common stock of KCI pursuant to the 2004 Plan, approximately 60% of which will be in the form of stock options (which will vest in 4 equal annual installments, commencing as of the closing of the Offer) and approximately 40% of which will be in the form of restricted stock (which will vest in full on the third anniversary of the closing of the Offer).

Existing Employment Agreement with Dr. Bruce S. Lamb

Dr. Bruce S. Lamb maintains existing employment agreements with the Company, pursuant to which he serves as the Company’s Senior Vice President, Development and Regulatory Affairs. Dr. Lamb’s agreements with the Company are described in the Company’s Information Statement, which is attached as Annex B hereto and incorporated herein by reference.

Indemnification of Directors and Officers

The Merger Agreement contains provisions relating to the indemnification, advancement of expenses and exculpation of the Company’s present and former directors, officers, employees and agents. The Merger Agreement requires the certificate of incorporation and bylaws of the Surviving Corporation to provide for the indemnification of the Company’s present and former directors, officers, employees and agents on terms that are no less favorable than those set forth in the Company’s current certificate of incorporation and bylaws and generally prohibits the amendment, repeal or modification of these indemnity and exculpation terms in any manner that would affect adversely the rights of individuals who were directors, officers, employees or agents of the Company at or prior to the Effective Time during the six year period following the Effective Time.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Directors’ and Officers’ Insurance

The Merger Agreement grants KCI the right to purchase a six-year prepaid “tail” policy of officers’ and directors’ liability insurance covering the officers and directors of the Company in respect of acts or omissions occurring at or prior to the Effective Time (“D&O Insurance”), and allows the Company to purchase such a “tail” policy in the event that KCI does not obtain one. If no “tail” policy is purchased, the Merger Agreement requires KCI and the Surviving Corporation to maintain the Company’s existing D&O Insurance, or substantially equivalent insurance coverage, for a period of not less than six years after the Effective Time, so long as the annual premium for this policy would not be in excess of 250% of the last annual premium paid by the Company prior to April 7, 2008 for such coverage.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Board Designees

Subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the Merger Agreement provides for KCI’s election or designation of directors to the Company’s Board upon the acceptance for payment of Shares by KCI or Purchaser or any of their affiliates pursuant to the Offer (the “Acceptance Time”). KCI is entitled under the Merger Agreement to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by KCI pursuant to the Merger Agreement) multiplied by (ii) the quotient obtained by dividing the aggregate number of Shares beneficially owned by the Purchaser, KCI and any of their affiliates by the total number of Shares then outstanding (on a fully-diluted basis). The Merger Agreement similarly requires the Company, upon KCI’s request, to use its reasonable best efforts to cause persons elected or designated by KCI to constitute the same percentage of each Board committee.

In the event KCI becomes entitled to designate a majority of the directors of the Board as described above, the Merger Agreement provides for the Company Board to maintain at least three (3) independent directors who were directors of the Company as of the date of the Merger Agreement throughout the pre-closing period, so long as they are reasonably satisfactory to KCI (the “Independent Directors”). Although following the Acceptance

Time (assuming successful consummation of the Offer), KCI would effectively control the Company, the Merger Agreement prohibits KCI and Purchaser from amending or terminating the Merger Agreement or otherwise taking any action that would adversely affect the rights of the Company’s stockholders during the pre-closing period without the affirmative vote of a majority of the Independent Directors.

The foregoing summary is qualified in its entirety by reference to the Merger Agreement, which is filed herewith as Exhibit (e)(1) and is incorporated herein by reference.

Arrangements with KCI and Purchaser

Merger Agreement

The summary of the material terms of the Merger Agreement set forth in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated by reference herein. The summary of the Merger Agreement contained in the Offer to Purchase is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

Confidentiality Agreement

On February 4, 2008, the Company and KCI entered into a confidentiality agreement (the “Confidentiality Agreement”) to facilitate the mutual sharing of information in order to allow KCI and the Company to evaluate a potential transaction. The Confidentiality Agreement is filed as Exhibit (e)(10) hereto and is incorporated herein by reference.

Relationship with Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”)

Merrill Lynch served as financial advisor to the Company in connection with the Offer and the Merger, and will receive fees in connection with such service. In connection with the Merger Agreement and the transactions contemplated by the Merger Agreement (the “Transactions”), Merrill Lynch delivered an opinion, as of April 6, 2008, as to the fairness from a financial point of view to the Company’s stockholders of the Offer Price to be received by the Company’s stockholders in the cash tender offer and the merger.

The full text of the opinion of Merrill Lynch, which sets forth the procedures followed, assumptions made, matters considered, qualifications and limitations on review undertaken by Merrill Lynch, is attached as Annex A to this Schedule 14D-9. Merrill Lynch provided its opinion for the information and assistance of the Company’s Board in connection with its consideration of the Transactions, and the opinion of Merrill Lynch is not a recommendation as to whether any stockholder should tender Shares into the tender offer, how any stockholder should vote on the Merger or with respect to any matter relating to the Transactions. For a more complete description of the opinion and the review undertaken in connection with the opinion, see “Item 4—The Solicitation or Recommendation—Background and Reasons for the Board’s Recommendation—Opinion of Merrill Lynch” and “Item 5—Persons/Assets Retained, Employed, Compensated or Used.”

ITEM 4.	THE SOLICITATION OR RECOMMENDATION

The Board’s Recommendation

The Board recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer. After careful consideration by the Board, including a thorough review of the Offer with its outside legal counsel, financial advisors and the Company’s senior management, at a meeting held on April 6, 2008, the Board, among other things:

(i) determined that the Offer, the Merger and the Transactions are advisable, fair to and in the best interests of the stockholders of the Company;

(ii) approved the form, terms and provisions of the Merger Agreement, the execution and delivery of the Merger Agreement, the performance by the Company of its obligations thereunder and the consummation by the Company of the Merger and the Transactions;

(iii) recommended that stockholders of the Company (A) accept the Offer and tender their Shares in the Offer (subject to the right of the Board to withdraw, modify or amend such recommendation as provided in the Merger Agreement), and (B) vote in favor of adoption of the Merger Agreement and approval of the Merger and the Transactions (including the Offer and the Merger); and

(iv) approved the form, terms and provisions of any and all other agreements, instruments and documents necessary or desirable in connection with the consummation of the Transactions, the performance by the Company of its obligations thereunder and the consummation by the Company of the transactions contemplated thereby.

In particular, the Board believes that the Offer offers fair value to the Company’s stockholders on an accelerated basis, and is likely to be completed. A letter to the Company’s stockholders communicating the Board’s recommendation is filed as Exhibit (a)(1)(iv) hereto and is incorporated herein by reference.

Background for the Board’s Recommendation

The Company’s management has periodically reviewed and assessed trends and conditions impacting the Company and the industry in which the Company operates, including changes in competition, generally, and has regularly updated the Board regarding these matters. From time to time, the Company’s management has also reviewed with the Board strategic options potentially available, including growth through product initiatives and growth by targeted acquisitions of other businesses. In addition, the Company’s management and Board have considered the possibility of strategic combination transactions and commercial arrangements, including license and distribution relationships. As a result of the Company’s development of its new product, Strattice, during the second quarter of 2007, the Company commenced discussions with several potential partners, including KCI, for an international distribution relationship for Strattice. On May 9, 2007, the Company and KCI entered into a customary mutual non-disclosure agreement in connection with discussions regarding such relationship. From May 2007 through the end of 2007, the Company continued its discussions with third parties, including KCI, regarding an international distribution agreement and met periodically with KCI and the third parties to discuss the terms of a potential distribution agreement.

On January 18, 2008, at the request of Cathy Burzik, the President and Chief Executive Officer of KCI, Paul Thomas, the Chairman, President and Chief Executive Officer of the Company, and Ms. Burzik met to discuss the distribution relationship. During the meeting, Ms. Burzik expressed interest in the possibility of a business combination between KCI and the Company and in having Mr. Thomas and the Company’s other senior executives remain in their leadership roles at the Company after any potential acquisition by KCI.

Following the meeting between Ms. Burzik and Mr. Thomas on January 18, 2008, Mr. Thomas contacted Merrill Lynch, the Company’s financial advisor, to advise the Company in the discussions with KCI. Thereafter, Merrill Lynch had a discussion with a representative of J.P. Morgan Securities Inc. (“JPM”), KCI’s financial advisor, regarding a proposed transaction, during which Merrill Lynch indicated that the Company would only consider moving forward with a potential transaction at a substantial premium to the Company’s then current stock price.

From January 18, 2008 through early February 2008, Ms. Burzik and Mr. Thomas held various discussions regarding a potential transaction, including a potential business combination or a distribution relationship.

On January 29, 2008, at a meeting of the Board, Mr. Thomas advised the Board that he had been approached by Ms. Burzik regarding a possible business combination transaction between the parties, that the discussions were in an early stage and that KCI wanted an opportunity to complete due diligence. The Board discussed the potential opportunity and its fiduciary duty obligations, together with a representative of Lowenstein Sandler PC

(“Lowenstein”), the Company’s outside legal counsel, and the Board directed Mr. Thomas to continue the diligence process with KCI regarding a potential transaction, including a business combination and an international distribution agreement.

On February 4, 2008, the Company and KCI entered into the Confidentiality Agreement, which is filed as Exhibit (e)(10) hereto and is incorporated herein by reference. Following execution of the Confidentiality Agreement, the Company began to provide KCI with due diligence materials with respect to a potential acquisition of the Company.

On February 5, 2008, members of the Company’s management team including Mr. Thomas and Mr. Steven Sobieski, Senior Vice President and Chief Financial Officer of the Company along with representatives from Merrill Lynch met with Ms. Burzik, Martin Landon, Senior Vice President and Chief Financial Officer of KCI, and Rohit Kashyap, Senior Vice President, Corporate Development of KCI along with a representative of JPM, in New York City. The primary scope of the meeting was for Mr. Thomas and Mr. Sobieski to present an initial summary confidential overview of the Company to KCI.

On February 19, 2008, Merrill Lynch contacted JPM to discuss the progress of negotiations to date and reiterated the Company’s position that any offer by KCI would need to be at a substantial premium to the Company’s then current stock price in order to be acceptable to the Board. JPM communicated KCI’s view that a proposed combination with the Company would not result in significant cost synergies and that any KCI acquisition proposal would reflect this view.

On the same day, Ms. Burzik contacted Mr. Thomas to communicate KCI’s interest in pursuing an acquisition of the Company at a price range of $49 to $51 per Share in cash. Later, JPM reiterated KCI’s proposal to Merrill Lynch, emphasizing that the proposal was subject to further due diligence. Merrill Lynch advised JPM that it would convey the proposal to the Company’s management and the Board.

On February 22, 2008, Merrill Lynch submitted the financial terms of the offer presented by KCI to the Board and Lowenstein similarly delivered to the Board a memorandum concerning the fiduciary obligations of the Board in light of the offer received from KCI.

On February 24, 2008, at a special meeting of the Board, Mr. Thomas presented the offer he had received from KCI to the Board. Representatives of Lowenstein advised the Board as to their fiduciary duties, and representatives of Merrill Lynch reviewed the financial terms of a possible transaction with KCI and discussed Merrill Lynch’s conversations with JPM. The Board then directed Merrill Lynch and the Company’s management to pursue discussions with KCI regarding a potential transaction provided that the offer price would be at the higher end of the proposed range of $49-$51 per share and that there was a clear understanding that the transaction would be backed by committed financing. The Board authorized Mr. Thomas to pursue the discussions and requested that the Board be kept up to date with regard to the progress of such discussions, as appropriate.

On February 25, 2008, representatives of Merrill Lynch called representatives of JPM to deliver the Board’s feedback and advise JPM of the Company’s willingness to proceed with the transaction, subject to the condition that the transaction would not be at a price lower than $51 per Share and that there would be committed financing supporting it. Merrill Lynch also indicated to JPM that the Company did not view the price of $51 per Share as preemptive.

During the week of March 3 through 7, 2008, representatives of KCI, its outside legal counsel, Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”), JPM and Merrill Lynch conducted a series of due diligence sessions at the offices of Merrill Lynch in New York City, as well as at the New Jersey offices of Lowenstein.

On March 11, 2008, Skadden delivered an initial draft of the Merger Agreement to Lowenstein, Merrill Lynch and the Company. The parties negotiated the terms of the Merger Agreement from March until April 7, 2008, the date on which the Merger Agreement was ultimately executed.

On March 12 and 13, 2008, members of management of KCI and the Company, as well as representatives of JPM, Merrill Lynch and Skadden, conducted a series of due diligence sessions at a conference center in New Jersey.

During the weeks of March 17 and 24, 2008, pursuant to the Board’s request, Merrill Lynch placed calls to three companies that were identified as possible candidates for the acquisition of the Company to inquire into their interest in participating in a potential transaction with the Company. All three parties considered participating in the process regarding a potential transaction, but ultimately, each declined to do so based on their current strategic priorities.

On March 19, 2008, Mr. Thomas and Mr. Sobieski met with members of KCI management at KCI’s offices in San Antonio, Texas to discuss generally the outlines of post-closing operations of a combined company.

On March 20, 2008, Lowenstein delivered the Company’s preliminary written comments on the proposed Merger Agreement.

On or about March 25, 2008, members of KCI’s management approached Mr. Thomas, as well as Mr. Sobieski and Lisa Colleran, the Company’s Senior Vice President, Commercial Operations, to discuss the terms of their continued employment with the Company because this was an important aspect of the proposed acquisition.

On March 27, 2008, Skadden distributed a revised draft of the Merger Agreement to Lowenstein and the Company. During the period between March 27 and April 1, 2008, representatives of Skadden and Lowenstein held multiple discussions regarding the terms of the Merger Agreement, particularly with respect to proposed termination fees and KCI’s financing condition.

On March 27, 2008, Lowenstein delivered the Company’s draft disclosure schedules to the Merger Agreement.

On March 31, 2008, Skadden circulated drafts of employment agreements for Mr. Thomas, Mr. Sobieski and Ms. Colleran to Lowenstein. Skadden indicated that these agreements were an integral part of KCI’s offer and would have to be executed prior to entering into a definitive agreement with respect to an acquisition. During the course of the next several days, representatives of Skadden and Lowenstein exchanged drafts of the employment agreements and had numerous discussions to finalize the terms of the employment agreements.

On April 1, Skadden circulated a revised draft of the Merger Agreement, which included a proposed termination fee to be payable by KCI in the event the Merger Agreement were terminated due to KCI’s failure to obtain financing for the transaction.

On April 2, 2008, Merrill Lynch telephoned JPM and reiterated that price would be one of the most significant factors that would be considered by the Board in its evaluation of a proposed transaction. JPM indicated that KCI believed the Company’s current market price already reflected a certain amount of speculation regarding a potential transaction, and that given a variety of factors, including the difficult environment for debt financing, KCI would not be able to offer a higher price.

On April 3, 2008, Ms. Burzik called Mr. Thomas to communicate KCI’s willingness to proceed with the transaction at a price of $51 per Share and substantially on the terms and conditions set forth in Skadden’s draft of the Merger Agreement of April 1. Ms. Burzik indicated that the Board of Directors of KCI had authorized a transaction at $51 per Share, but not at a higher price. Mr. Thomas indicated that he would discuss the offer with the Board, but indicated that there were a number of issues with the Merger Agreement that needed to be resolved before entering into a definitive agreement.

Between April 4 and 6, 2008, representatives of Skadden and Lowenstein exchanged revised drafts of the Merger Agreement and had numerous discussions with respect to the remaining issues on the Merger Agreement.

These discussions were primarily focused on the Company’s termination rights and the amount of the termination fees that would be payable by either KCI or the Company in certain situations.

Throughout the period from late March through early April, the Board of the Company met (through in-person or telephonic meetings on each of March 14, 21 and 31, 2008 and April 4, 2008), in each case to monitor, deliberate and advise management of the Company on how to proceed in connection with the Company’s negotiations with KCI. During the Board meeting on April 4, 2008, representatives of Merrill Lynch presented Merrill Lynch’s financial analyses of the offer, and representatives of Lowenstein reviewed at length the proposed terms of the transaction and the provisions of the Merger Agreement and responded to questions from the Board. Thereafter, the Board directed management and Merrill Lynch to continue their respective discussions with KCI and JPM, respectively, with attention to specified open issues.

On April 6, 2008, the Board again met to review the transaction. A representative of Lowenstein reviewed the terms of the Merger Agreement, including the resolution of the outstanding open issues under the Merger Agreement, and a representative of Merrill Lynch updated Merrill Lynch’s financial analyses previously provided to the Board. Representatives of Lowenstein and Merrill Lynch also advised the Board on the status of KCI’s Debt Commitment Letter (as defined below). Thereafter, Merrill Lynch orally delivered its fairness opinion to the Board, which was subsequently confirmed in writing. The Board then unanimously approved the Merger Agreement, as described above. In addition, the Compensation Committee of the Company met on April 6, 2008 to review and direct management with respect to compensation matters insofar as they related to the proposed transaction.

Before the market opened on April 7, 2008, the Company and KCI executed the Merger Agreement. At the same time, certain executive officers and other employees of the Company signed new employment agreements and non-compete agreements with the Company. A joint press release announcing the transaction was issued immediately after the signing of the Merger Agreement.

Reasons for the Board’s Recommendation

In the course of reaching its determinations to approve the Merger Agreement and to recommend that the stockholders tender their Shares pursuant to the Offer and adopt the Merger Agreement, the Board considered numerous factors in consultation with its outside legal and financial advisors and the Company’s senior management, including:

1. Financial Condition and Prospects of the Company. The Board considered the current and historical financial condition, results of operations, business and prospects of the Company as well as the Company’s financial plan and prospects if it were to remain an independent company. The Board discussed the Company’s current financial plan, including the risks associated with achieving and executing upon the Company’s business plan. The Board considered that the holders of Shares would continue to be subject to the risks and uncertainties of the Company’s financial plan and prospects unless the Shares were acquired for cash.

2. Transaction Financial Terms; Premium to Market Price. The Board considered that the Offer represented a premium of approximately 18% to the closing price of the Shares one day prior to announcement, 27% to the average closing price for the 30 trading days prior to the announcement and 23.6% to the average closing price for the 90 trading days prior to the announcement.

3. Cash Tender Offer; Certainty of Value. The Board considered the form of consideration to be paid to holders of Shares in the Offer and the Merger and the certainty of value of such cash consideration. The Board also considered that, while the consummation of the Offer gives the Company’s stockholders the opportunity to realize a premium over the prices at which the Shares were traded prior to the public announcement of the Merger and Offer, tendering in the Offer would eliminate the opportunity for stockholders to participate in the future growth and profits of the Company.

4. Negotiations. The Board considered the fact that the terms and conditions of the Merger Agreement were the result of lengthy negotiations with KCI, which led the Board to believe that KCI’s offer represented the highest price KCI was willing to pay and the highest price reasonably attainable for the Company’s stockholders.

5. Solicitation of Other Parties. The Board also considered (i) the results of the solicitations by Merrill Lynch of the other parties most likely to be interested in an acquisition of the Company, which solicitations did not result in any higher acquisition proposals; (ii) whether parties other than KCI would be willing or capable of entering into a transaction with the Company that would provide value to the Company’s stockholders superior to the cash price to be paid pursuant to the Offer and the Merger; and (iii) the fact that the Board could terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to payment of a termination fee prior to the Acceptance Time.

6. Timing of Completion. The Board considered the anticipated timing of the consummation of the Transactions, and the structure of the Transactions as a tender offer for all Shares, which should allow stockholders to receive the consideration payable in the Offer in a relatively short time frame, followed by the Merger in which stockholders will receive the same consideration as received by stockholders who tender their Shares in the Offer. The Board also considered the business reputation of KCI and its management and the financial resources of, and debt financing obtained by, KCI and, by extension, Purchaser, which the Board believed supported the conclusion that an acquisition transaction with KCI and Purchaser could be completed relatively quickly and in an orderly manner. The Board also considered the lack of any required approval by KCI’s stockholders to complete the Offer and Merger.

7. Minimum Offer Condition. The Board considered the fact that the consummation of the Offer is conditioned on a majority of the fully diluted Shares being validly tendered in the Offer and that such minimum tender condition could not be waived by KCI.

8. Terms of the Merger Agreement. The Board considered the provisions of the Merger Agreement, including the respective representations, warranties and covenants and termination rights of the parties and termination fees payable by the Company, and believed that the provisions were favorable to the Company’s stockholders.

a. Ability to Respond to Certain Unsolicited Takeover Proposals. The Board considered the fact that the Merger Agreement, while prohibiting the Company and its representatives from taking certain actions to initiate, solicit or knowingly encourage third party proposals to acquire the Company, (i) will not act to preclude third parties from making proposals after execution of the Merger Agreement, (ii) will not prevent the Board from determining, in the exercise of its fiduciary duties under applicable law and subject to the terms and conditions of the Merger Agreement, to provide information to and engage in negotiations with any such third parties, and (iii) will permit the Company, subject to payment of a customary termination fee (discussed below) and the other conditions set forth in the Merger Agreement, to enter into a transaction with any party that makes a proposal that would be a superior proposal to the Company’s stockholders.

b. Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the specific and limited conditions in the Merger Agreement to the obligation of the Purchaser to accept for payment and pay for the Shares tendered pursuant to the Offer.

c. Extension of Offer Period. The Board considered the fact that, under certain circumstances, the Merger Agreement requires Purchaser to extend the Offer beyond the initial expiration date of the Offer or, if applicable, certain subsequent expiration dates, if certain conditions to the consummation of the Offer are not satisfied or waived.

d. Financing Obligations. The Board considered the fact that, although the Merger Agreement includes a financing condition to KCI’s obligation to consummate the Offer, KCI has entered into a debt commitment letter with JPMorgan Chase Bank, N. A. and Bank of America, N.A. providing for

$1.9 billion of financing available to be used, with cash on hand, to effectuate the Offer and the Merger (the “Debt Commitment Letter”) and has agreed to use its reasonable best efforts to consummate the financing contemplated by the debt financing commitment (including, if necessary, by taking enforcement actions against the lenders thereunder) and to obtain alternative financing in the event the financing contemplated by the debt financing commitment becomes unavailable.

e. Termination Fee. The Board considered the fact that the Merger Agreement provides for both a termination fee, payable under certain circumstances by the Company, and a reverse termination fee, payable under certain circumstances by KCI, each in the amount of $50 million, approximately 3% of the enterprise value of the Company. The Board believes such amounts to be reasonable in the context of break-up fees that were payable in other comparable transactions. The Company’s termination fee would become payable, for example, in the event that the Board terminates the Merger Agreement to accept a Superior Proposal. The reverse termination fee payable by KCI would become payable pursuant to the Merger Agreement, for example, in the event that certain of the conditions to the consummation of the Offer have been satisfied and KCI fails to close on account of its failure to obtain the proceeds of the debt financing commitment (or alternative debt financing on terms not materially less beneficial to KCI than the terms set forth in the debt financing commitment) sufficient to consummate the Offer.

f. Specific Performance. The Board considered the fact that the Merger Agreement allows the Company to seek to specifically enforce KCI’s obligation to use its reasonable best efforts to obtain the debt financing necessary to consummate the Transactions and to satisfy the other conditions to the consummation of the Offer.

9. Financing. The Board considered the fact that KCI’s obligation to consummate the Offer is subject to a financing condition. The Board also considered the Debt Commitment Letter obtained by KCI in connection with the execution of the Merger Agreement, which indicates a firm commitment on the part of the lenders to KCI and Purchaser that is subject only to a limited number of conditions that would permit the lenders to terminate their commitment. Also, as noted above, the Board considered the obligations undertaken by KCI in the Merger Agreement to seek to consummate the debt financing and the reverse termination fee payable under certain circumstances if the financing becomes unavailable.

10. Failure to Close. The Board considered the possibility that the Transactions may not be consummated, and the effect of public announcement of the Merger Agreement, including effects on the Company’s sales, operating results and stock price, and the Company’s ability to attract and retain key management and sales and marketing personnel.

11. Tax Treatment. The Board considered that the consideration to be received by the holders of Shares in the Offer and the Merger would be taxable to such holders for federal income tax purposes.

12. Merrill Lynch Fairness Opinion. The Board considered the fairness opinion of Merrill Lynch, which was delivered to the Board on April 6, 2008 and subsequently confirmed in writing (the “Merrill Lynch Opinion”), to the effect that, as of the date of the opinion, the cash consideration to be received by holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to the Company’s stockholders. The full text of the Merrill Lynch Opinion, which sets forth the procedures followed, the factors considered, the limitations on the review undertaken and the assumptions made by Merrill Lynch in arriving at its opinion is attached hereto as Annex A and is incorporated herein by reference.

13. Regulatory Approval and Third Party Consents. The Board considered that the only material regulatory filing that will be required to consummate the Offer and the Merger is the filing of a pre-merger notification form pursuant to the HSR Act (as defined below), and that the proposed transaction was likely to receive prompt regulatory clearance.

In view of the wide variety of factors considered in connection with its evaluation of the Transactions, the Board did not find it practicable to, and did not quantify or assign any relative or specific weights to the items listed above. In addition, the Board did not undertake to make any specific determination as to whether any particular factor was essential to its ultimate determination, but rather the Board conducted an overall analysis of the factors described above, including thorough discussions with its financial and legal advisors. In considering the various factors, individual members of the Board may have given different weight to different factors or reached different conclusions as to whether a specific factor weighed in favor of or against approving the Merger Agreement with KCI and the Transactions, including the Offer and the Merger. However, after taking into account all of the factors described above, the Board unanimously approved the Merger Agreement and the Transactions, as more fully described above.

Opinion of Merrill Lynch

Overview

Pursuant to an engagement letter (the “Engagement Letter”) between Merrill Lynch and the Company dated December 20, 2005, the Company retained Merrill Lynch to act as the Company’s exclusive financial advisor and, to the extent requested by us and appropriate under the circumstances, to render an opinion to the Board as to the fairness, from a financial point of view, to the stockholders of the Company, of the consideration to be received in a merger or sale of the Company.

In selecting Merrill Lynch, the Board considered, among other things, the fact that Merrill Lynch is an internationally recognized investment banking firm with substantial experience advising companies in the health care industry as well as substantial experience providing strategic advisory services. Merrill Lynch, as part of its investment banking business, is continuously engaged in the evaluation of businesses and their debt and equity securities in connection with mergers and acquisitions; underwritings, private placements and other securities offerings; senior credit financings; valuations; and general corporate advisory services.

Opinion to the Board of Directors

On April 6, 2008, Merrill Lynch delivered its oral opinion to the Company’s Board, which was subsequently confirmed in writing, to the effect that, as of the date of the opinion, and based upon and subject to the assumptions, matters considered, qualifications and limitations set forth in its written opinion, the Offer Price to be received by the Company’s stockholders pursuant to the Transactions was fair from a financial point of view to those stockholders.

The full text of the Merrill Lynch Opinion, dated April 6, 2008, which sets forth the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Merrill Lynch, is attached to this Schedule 14D-9 as Annex A. The following summary of the Merrill Lynch Opinion is qualified in its entirety by reference to the full text of the opinion, which is incorporated herein by reference.

The Merrill Lynch Opinion was addressed to the Board for its use and benefit and only addresses the fairness to the Company’s stockholders, from a financial point of view, as of the date of the opinion, of the Offer Price to be received by the Company’s stockholders in the Offer and the Merger. The Merrill Lynch Opinion does not address the merits of the underlying decision by the Company to engage in the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether the stockholder should tender Shares into the tender offer, how the stockholder should vote on the Merger or with respect to any matter related to the Transactions. In addition, Merrill Lynch was not asked to address nor does its opinion address the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company’s Common Stock.

In arriving at its opinion, Merrill Lynch, among other things:

•	reviewed certain publicly available business and financial information relating to the Company that Merrill Lynch deemed to be relevant;

•	reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to Merrill Lynch by the Company;

•	conducted discussions with members of senior management and representatives of the Company concerning the matters described above;

•	reviewed the market prices and valuation multiples for the Company’s Common Stock and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that Merrill Lynch deemed to be relevant;

•	compared the proposed financial terms of the transaction with the financial terms of certain other transactions that Merrill Lynch deemed to be relevant;

•	participated in certain discussions and negotiations among representatives of the Company and KCI and their financial and legal advisors;

•	reviewed a draft dated April 6, 2008 of the Merger Agreement;

•	reviewed a draft dated April 6, 2008, of the Debt Commitment Letter; and

•

reviewed such other financial studies and analyses and took into account such other matters as Merrill Lynch deemed necessary, including its assessment of general economic, market and monetary conditions.

In preparing its opinion, Merrill Lynch assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to it, discussed with or reviewed by or for it, or that was publicly available. Merrill Lynch did not assume any responsibility for independently verifying this information and did not undertake an independent evaluation or appraisal of any of the assets or liabilities of the Company and it was not furnished with any such evaluation or appraisal, nor did it evaluate the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, Merrill Lynch did not assume any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with Merrill Lynch by the Company, Merrill Lynch assumed that they had been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. Merrill Lynch expresses no opinion as to the financial forecast information or the assumptions on which it was based. Merrill Lynch also assumed that the final form of the Merger Agreement would be substantially similar to the last draft of the merger agreement it reviewed.

The Merrill Lynch Opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to Merrill Lynch as of, the date of its opinion. Merrill Lynch has no obligation to update its opinion to take into account events occurring after the date that its opinion was delivered to the Board. Circumstances could develop prior to consummation of the proposed Transactions that, if known at the time Merrill Lynch rendered its opinion, would have altered its opinion.

At a meeting of the Company’s Board held on April 4, 2008, Merrill Lynch presented financial analyses that it performed to arrive at its opinion. The following is a summary of the material financial analyses. Some of the summaries of financial analyses include information presented in tabular format. In order to understand fully the financial analyses performed by Merrill Lynch, the tables must be read together with the accompanying text of each summary. The tables alone do not constitute a complete description of the financial analyses, including the methodologies and assumptions underlying the analyses, and if viewed in isolation could create a misleading or incomplete view of the financial analyses performed by Merrill Lynch.

The estimates of future performance of the Company in or underlying Merrill Lynch’s analyses are not necessarily indicative of future results or values, which may be significantly more or less favorable than those estimates. In performing its analyses, Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the Company’s control. Estimates of the financial values of companies do not purport to be appraisals or reflect the prices at which such companies actually may be sold.

Historical Stock Trading Analysis

Merrill Lynch reviewed the historical trading performance of the Company’s Common Stock. Merrill Lynch observed that the low and high trading prices for the Company’s Common Stock over the 52-week period ending on April 3, 2008, the last trading day before Merrill Lynch presented its financial analyses to the Board on April 4, 2008, were $24.41 and $48.28, respectively. Merrill Lynch observed that the Offer Price was in excess of the highest trading price of the Company’s Common Stock during the 52-week period ending on April 3, 2008.

Research Analyst Stock Price Targets

Merrill Lynch reviewed price targets for the Company’s Common Stock recently published by Wall Street research analysts and observed that these price targets ranged from $43.00 to $56.00. Merrill Lynch discounted these price targets to present value using a discount rate of 10% based on Merrill Lynch’s estimate of the equity cost of capital of the Company and observed that the discounted price targets ranged from approximately $39.00 to $51.00, both rounded to the nearest $0.50. Merrill Lynch observed that the Offer Price was at the top end of this range of these discounted price targets for the Company’s Common Stock.

Selected Comparable Publicly Traded Companies Analysis

Using publicly available information, Merrill Lynch compared financial and operating information and ratios for the Company with the corresponding information for two selected groups of publicly traded companies: medium-sized (in terms of equity capitalization) medical technology companies and companies engaged in the production of biological soft tissue products, or “tissue companies”. Merrill Lynch selected these companies because they engage in businesses and have operating profiles reasonably similar to those of the Company. The selected companies were:

Medium-sized medical technology companies:

•	ResMed Inc.

•	Edwards Lifesciences Corporation

•	American Medical Systems Holdings, Inc.

•	Integra Lifesciences Holdings Corporation

•	NuVasive, Inc.

•	Arthrocare Corporation

•	Mentor Corporation

•	Thoratec Corporation

Tissue companies:

•	RTI Biologics, Inc.

•	Cryolife, Inc.

•	Orthovita, Inc.

Using publicly available financial information, Merrill Lynch calculated an equity market value for each of these companies by multiplying its closing stock price as of April 3, 2008 by the number of its diluted shares outstanding as calculated using the treasury stock method. Merrill Lynch calculated an enterprise value for each company by adding to its equity market value the amount of such company’s net debt (debt less cash) as reflected in its most recent publicly available balance sheet.

Using publicly available financial information for each company, estimates of revenue and earnings before interest, taxes, depreciation and amortization, or EBITDA, derived from publicly available Wall Street research analyst reports, and the most recent estimates of earnings per share, or EPS, and the EPS growth rate for the company published by Reuters as of April 3, 2008, Merrill Lynch calculated the following multiples for each company:

•	enterprise value as a multiple of revenue for 2007 and estimated revenue for 2008 and 2009;

•	enterprise value as a multiple of EBITDA for 2007 and estimated EBITDA for 2008 and 2009;

•	price as a multiple of estimated EPS (referred to as P/E Multiple) for 2008 and 2009, based on each company’s closing stock price as of April 3, 2008; and

•	the P/E Multiple for 2008 as a multiple of estimated 5-year EPS growth rate.

Merrill Lynch also calculated similar implied multiples for the Company using an enterprise value and a stock price based on the Company’s closing stock price of $42.95 as of April 3, 2008, the Company’s revenue and EBITDA for 2007, and the Company managements’ estimates of revenue, EBITDA, EPS and EPS growth rate for 2008 and 2009.

Merrill Lynch compared the implied multiples it calculated for the comparable companies to the implied multiples it calculated for the Company and the results of such comparison are summarized as follows:

	Company	Medium-Sized Medical Technology Companies			Tissue Companies
		Range	Mean	Median	Range	Mean	Median
Enterprise Value/’07 Revenue	7.50x	2.50x – 4.45x	3.23x	2.96x	2.56x – 3.08x	2.80x	2.75x
Enterprise Value/ Estimated ’08 Revenue	5.90x	2.32x – 6.16x	3.25x	2.63x	2.28x – 2.76x	2.45x	2.31x
Enterprise Value/ Estimated ’09 Revenue	4.83x	2.17x – 4.74x	2.77x	2.25x	1.74x – 2.17x	1.98x	2.03x
Enterprise Value/’07 EBITDA	29.7x	11.1x – 19.7x	14.3x	13.6x	19.8x	19.8x	19.8x
Enterprise Value/ Estimated ’08 EBITDA	20.9x	9.6x – 14.3x	11.6x	11.4x	15.3x – 17.4x	16.4x	16.4x
Enterprise Value/ Estimated ’09 EBITDA	16.2x	7.9x – 28.4x	13.0x	10.2x	10.3x – 11.1x	10.7x	10.7x
Price/Estimated ’08 EPS	40.9x	17.5x – 37.3x	23.7x	21.1x	25.1x – 32.1x	28.6x	28.6x
Price/Estimated ’09 EPS	32.2x	14.5x – 24.2x	18.1x	17.1x	21.7x – 21.8x	21.7x	21.7x
’08 P/E Multiple/ Estimated 5-Year EPS Growth	1.36x	0.72x – 1.39x	1.10x	1.25x	0.84x – 0.92x	0.88x	0.88x

Based on the foregoing and Merrill Lynch’s analyses of the various comparable companies and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied certain ranges of multiples to the Company managements’ estimates of revenue and EPS for 2008 and 2009 and derived the following ranges of implied values per share of the Company’s Common Stock, all rounded to the nearest $0.50:

•	$26.50 to $43.50, by applying multiples ranging from 3.5x to 6.0x to the Company managements’ estimate of its 2008 revenue;

•	$27.50 to $48.50, by applying multiples ranging from 3.0x to 5.5x to the Company managements’ estimate of its 2009 revenue;

•	$31.50 to $42.00, by applying multiples ranging from 30.0x to 40.0x to the Company managements’ estimate of its 2008 EPS;

•	$33.50 to $46.50 by applying multiples ranging from 25.0x to 35.0x to the Company managements’ estimate of its 2009 EPS; and

•	$34.50 to $41.00 by applying multiples ranging from 1.10x to 1.30x to the Company managements’ estimate of its long-term EPS growth rate.

Merrill Lynch observed that the Offer Price was in excess of these ranges of implied per share values.

None of the selected comparable companies is identical to the Company. Accordingly, a comparable analysis of the results of the foregoing calculations cannot be limited to a quantitative review of the results and involves complex considerations and judgments concerning differences in financial and operating characteristics of the selected comparable companies and other factors that could affect the public trading dynamics of the selected comparable companies, as well as those of the Company.

Selected Comparable Acquisitions Analysis

Merrill Lynch compared certain financial terms of the proposed Transactions with certain publicly available information relating to the following selected acquisition transactions in the medical technology industry:

Date Announced	Target	Acquiror
June 7, 2007	Biomet, Inc.	Blackstone Capital Partners; GS Capital Partners; KKR; and TPG
December 21, 2007	Respironics, Inc.	Phillips
July 27, 2007	Kyphon Inc.	Medtronic, Inc.
November 19, 2007	Gyrus Group Plc	Olympus Corp.
July 23, 2007	Arrow International, Inc.	Teleflex Incorporated
July 17, 2007	DJO Incorporated	ReAble Therapeutics Finance LLC
November 9, 2004	VISX, Incorporated	Advanced Medical Optics, Inc.
January 13, 2004	TheraSense, Inc.	Abbott Laboratories
June 3, 2006	Laserscope	American Medical Systems Holdings, Inc.
July 21, 2007	FoxHollow Technologies, Inc.	ev3 Inc.
December 16, 2005	Animas Corporation	Johnson & Johnson
March 4, 2005	Closure Medical Corporation	Johnson & Johnson
October 1, 2007	ViaCell, Inc.	PerkinElmer, Inc.
November 12, 2007	Tutogen Medical, Inc.	Regeneration Technologies, Inc.
January 15, 2008	Lifecore Biomedical, Inc.	Warburg Pincus

Transaction Multiples Analysis. Merrill Lynch calculated the transaction value for each transaction by multiplying the amount of the announced per share consideration paid or payable in each transaction by the number of fully-diluted outstanding shares of the target company based upon publicly available information and adding to the result the amount of the target company’s net debt as of the date of the target company’s most recent balance sheet prior to announcement of the applicable transaction.

For each of the selected transactions, Merrill Lynch calculated the transaction value as a multiple of the target company’s revenue and EBITDA, respectively, for the most recently reported 12-month period prior to the date of announcement of the transaction (referred to as LTM) and estimates of the target company’s revenue and EBITDA, respectively, for the 1-year period following such 12-month period (referred to as LTM+1), derived from publicly available Wall Street research analyst report for the target company as of the announcement of the transaction. The results of such calculations are as follows:

	Range	Mean	Median
Transaction Value/LTM Revenue	2.82x – 9.22x	6.49x	5.27x
Transaction Value/LTM+1 Revenue	2.62x – 7.70x	4.67x	4.72x
Transaction Value/LTM EBITDA	14.6x – 37.8x	24.0x	18.9x
Transaction Value/LTM+1 EBITDA	10.0x – 42.3x	20.5x	14.8x

Based on the foregoing and Merrill Lynch’s analyses of the various comparable transactions and on qualitative judgments involving non-mathematical considerations, Merrill Lynch applied certain ranges of multiples to the Company’s LTM revenue and LTM EBITDA (when used in the case of the Company, LTM refers to the 12-month period ending on December 31, 2007) and the Company managements’ estimates of the LTM+1 revenue and LTM+1 EBITDA (when used in the case of the Company, LTM+1 refers to the 1-year period following December 31, 2007), and derived the following ranges of implied values per share of the Company’s common stock, all rounded to the nearest $0.50:

•	$29.50 to $45.50 by applying multiples ranging from 5.0x to 8.0x to the Company’s LTM revenue;

•	$30.00 to $50.50 by applying multiples ranging from 4.0x to 7.0x to the Company managements’ estimate of its LTM+1 revenue;

•	$36.50 to $50.00 by applying multiples ranging from 25.0x to 35.0x to the Company’s LTM EBITDA; and

•	$31.50 to $51.00 by applying multiples ranging from 15.0x to 25.0x to the Company managements’ estimate of its LTM+1 EBITDA.

Merrill Lynch observed that the Offer Price was either in excess of or at the top end of these ranges of implied per share values.

Discounted Cash Flow Analysis

Merrill Lynch performed a discounted cash flow analysis using the Company managements’ estimates of free cash flows and EBITDA of the Company. Merrill Lynch calculated a range of the present values as of March 31, 2008 of the estimated free cash flows of the Company over the period of 2008 through 2010 by applying discount rates ranging from 9.50% to 10.50% to those estimates. Merrill Lynch also calculated the Company’s terminal values as of the end of 2010 by applying multiples ranging from 14.0x to 18.0x to the Company managements’ estimate of its 2010 EBITDA. Applying discount rates ranging from 9.50% to 10.50%, Merrill Lynch calculated a range of the present values as of March 31, 2008 of these terminal values. Merrill Lynch added together the range of the present values of the Company’s estimated free cash flows for 2008 through 2010 and the range of the present values of the Company’s terminal values at the end of 2010 to derive a range of implied enterprise values of the Company as of March 31, 2008.

Merrill Lynch subtracted the amount of the Company’s net debt from the implied enterprise values resulting from the above calculations to derive a range of implied equity values for the Company. By dividing these equity values by the number of fully diluted outstanding shares of the Company, Merrill Lynch derived an implied equity value per share of the Company’s Common Stock as of March 31, 2008 ranging from $40.54 to $51.78. The equivalent perpetuity growth rates range from 5.5% to 7.3%.

Merrill Lynch observed that the Offer Price was within this range of implied equity value per share.

The discount rates used in these analyses were based upon Merrill Lynch’s estimate of the weighted average cost of capital of the Company and the terminal multiples used were based upon Merrill Lynch’s judgment and expertise, as well as its review of publicly available business and financial information and the financial and business characteristics of the Company and the selected companies referenced in the Selected Comparable Publicly Traded Companies Analysis.

The summary set forth above does not purport to be a complete description of the analyses performed by Merrill Lynch. The preparation of a fairness opinion is a complex and analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and is not necessarily susceptible to partial analysis or summary description. Merrill Lynch believes that selecting any portion of its analyses or of the summary set forth above, without considering the analyses as a whole, would create an incomplete view of the process underlying its opinion. Merrill Lynch used the methodologies summarized above because it deemed those valuation methodologies to be the most relevant and appropriate in connection with the preparation of its opinion. In arriving at its opinion, Merrill Lynch considered the results of all its analyses and did not attribute any particular weight to any analysis or factor considered by it. Merrill Lynch made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all such analyses. The analyses performed by Merrill Lynch include analyses based upon forecasts of future results, which results may be significantly more or less favorable than those suggested by Merrill Lynch’s analyses. The analyses do not purport to be appraisals or to reflect the prices at which the Company’s Common Stock may trade at any time after announcement of the proposed Transactions. The analyses were prepared solely for purposes of Merrill Lynch providing its opinion to the Company’s Board. Because the analyses are inherently subject to uncertainty, being based upon numerous factors and events, including, without limitation, factors relating to general economic and competitive conditions beyond the control of the parties or their respective advisors, neither Merrill Lynch nor any other person assumes responsibility if future results or actual values are materially different from those forecasted. In addition, as described above, the Merrill Lynch Opinion was among several factors taken into consideration by the Company’s Board in making its determination to approve the Merger Agreement and the Transactions. Consequently, Merrill Lynch’s analyses should not be viewed as determinative of the decision of the Board with respect to the fairness of the Offer Price.

Merrill Lynch is an internationally recognized investment banking and advisory firm. As part of its investment banking business, Merrill Lynch is continuously engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. The Company’s Board selected Merrill Lynch as its financial advisor because of Merrill Lynch’s qualifications, expertise and reputation. Under the terms of its engagement, the Company has agreed to pay Merrill Lynch a fee of one percent of the aggregate transaction consideration plus indebtedness of the Company, or approximately $18,200,000, for its services, a substantial portion of which is contingent upon the consummation of the tender offer. In addition, the Company has agreed to reimburse Merrill Lynch for its reasonable out-of-pocket expenses incurred in connection with providing its services and to indemnify Merrill Lynch, its affiliates and related parties against certain liabilities arising out of Merrill Lynch’s engagement. Merrill Lynch has, in the past, provided financial advisory and financing services to the Company and KCI and their respective affiliates and may do so in the future, and Merrill Lynch has received, and may receive fees for the rendering of any such services. In addition, in the ordinary course of its business, Merrill Lynch or its affiliates may actively trade shares of the Company’s Common Stock and other securities of the Company, as well as securities of KCI, for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

Intent to Tender

To the knowledge of the Company, to the extent permitted by applicable securities laws, rules or regulations, including Section 16(b) of the Exchange Act, each executive officer and director of the Company currently intends to tender in the Offer all shares of Common Stock beneficially owned by such executive officer or director.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED

The Company has retained Merrill Lynch as its financial advisor in connection with the Offer and the Merger. The Company has also engaged Merrill Lynch to provide a fairness opinion in connection with the Merger Agreement, the Offer and the Merger, which is filed as Annex A hereto and is incorporated herein by reference.

Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any person to make solicitations or recommendations to stockholders of the Company concerning the Offer or the Merger.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY

The following chart illustrates the transactions in Shares that have been effected during the past 60 days by the Company or, to the knowledge of the Company, any current executive officer, director, affiliate or subsidiary of the Company, other than compensation in the ordinary course of business in connection with the Company’s employee benefit plans.

Name	Title	Transaction	Date	No. of Shares	Price
Steven Sobieski	Sr. VP. of Finance and CFO	Purchase—Employee Stock Purchase Plan	03/06/08	3	$41.25
Lisa Colleran	Sr. VP. of Commercial Operations	Purchase—Employee Stock Purchase Plan	03/06/08	3	$41.25
Bruce Lamb	Sr. VP. of Development & Regulatory	Purchase—Employee Stock Purchase Plan	03/06/08	10	$41.25
Steven Sobieski	Sr. VP. of Finance and CFO	Purchase—Employee Stock Purchase Plan	04/08/08	2	$50.41
Lisa Colleran	Sr. VP. of Commercial Operations	Purchase—Employee Stock Purchase Plan	04/08/08	2	$50.41
Bruce Lamb	Sr. VP. of Development & Regulatory	Purchase—Employee Stock Purchase Plan	04/08/08	8	$50.41
Martin Sutter	Board of Directors Member	Stock Option Exercise and Hold granted 7/15/04	04/11/08	10,000
Martin Sutter	Board of Directors Member	Stock Option Exercise and Hold granted 7/19/05	04/11/08	10,000

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

Subject Company Negotiations

Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:

•	a tender offer or other acquisition of the Company’s securities by the Company, any subsidiary of the Company or any other person;

•	an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company;

•	any purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or

•	any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Transactions and Other Matters

Except as set forth in this Schedule 14D-9, there is no transaction, resolution of the Board, agreement in principle, or signed contract that is entered into in response to the Offer that relates to or would result in one or more of the matters referred to in the immediately preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION

Section 14(f) Information Statement

The Information Statement attached as Annex B hereto and incorporated herein by reference is being furnished pursuant to Rule 14f-1 under the Exchange Act in connection with the potential designation by KCI, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of stockholders, as described in “Item 3—Past Contacts, Transactions, Negotiations and Agreements.”

Section 203 of the Delaware General Corporation Law

As a Delaware corporation, the Company is subject to Section 203 of the DGCL. In general, Section 203 of the DGCL (“Section 203”) prevents an “interested stockholder” (defined to include a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other transactions) with a Delaware corporation for three years following the date such person became an interested stockholder unless, among other things, the business combination is approved by the board of directors of such company prior to that date. On April 6, 2008, the Board approved the Offer and the Merger. Accordingly, Section 203 is inapplicable to the Offer and the Merger.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, when the Merger is consummated, stockholders who do not consent to the Merger and who perfect their dissenters’ rights will have certain rights under Section 262 of the DGCL to dissent and demand appraisal of, and to receive payment in cash of the fair value of, their Shares (the “Dissenting Shares”). Such rights to dissent, if the statutory procedures are met, could lead to a judicial determination of the fair value of the Dissenting Shares (excluding any element of value arising from the accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Dissenting Shares. In addition, such dissenting stockholders would be entitled to receive payment of a fair rate of interest from the date of consummation of the Merger on the amount determined to be the fair value of their Dissenting Shares. In determining the fair value of the Dissenting Shares, the court is required to take into account all relevant factors. Accordingly, such determination could be based upon considerations other than, or in addition to, the market value of the Dissenting Shares, including, among other things, asset values and earning capacity.

If any holder of Shares who demands appraisal under Section 262 of the DGCL fails to perfect, or effectively withdraws or loses its rights to appraisal as provided in the DGCL, the Shares of such stockholder will be converted into the right to receive the Offer Price. A stockholder may withdraw its demand for appraisal by delivering a written withdrawal of its demand for appraisal and acceptance of the Merger.

The foregoing discussion is not a complete statement of law pertaining to appraisal rights under the DGCL and is qualified in its entirety by reference to the DGCL.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information has been furnished to the Antitrust Division of the Department of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the reviewing agency determines that an investigation is required and asks the filing person voluntarily to withdraw and refile to allow a second 15-day waiting period, or issues a formal request for additional information and documentary material. The purchase of Shares pursuant to the Offer is subject to such requirements. The Antitrust Division and the FTC frequently scrutinize the legality under the antitrust laws of transactions such as the acquisition of Shares by KCI pursuant to the Offer. At any time before or after the consummation of any such transactions, the Antitrust Division or the FTC could take such action under the antitrust laws of the United States as it deems necessary or desirable in the public interest, including seeking to enjoin the purchase of shares of Common Stock pursuant to the Offer or seeking divestiture of the shares of Common Stock so acquired or divestiture of substantial assets of KCI or the Company. In certain circumstances, state attorneys general or private parties may also bring legal actions under the antitrust laws. While the Company believes that consummation of the Offer would not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be.

On April 18, 2008, KCI filed with the FTC the pre-merger notification under the HSR Act, and the Company intends to file the requisite notification with the FTC under the HSR Act on or before April 28, 2008.

Short Form Merger

Under Section 253 of the DGCL, if Purchaser acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, including pursuant to the Top-Up Option, Purchaser will be able to effect the Merger after consummation of the Offer without a vote of the Company’s stockholders. If Purchaser acquires, pursuant to the Offer or otherwise, less than 90% of the outstanding Shares, the affirmative vote of the holders of a majority of the outstanding Shares will be required under the DGCL to effect the Merger.

Certain Projected Financial Information about the Company

During the course of the discussions and information exchange between KCI and the Company that led to the execution of the Merger Agreement, the Company provided KCI and its financial advisors with certain projected information about the Company’s financial performance which is not publicly available. The Company advised KCI and the Purchaser that the financial projections were prepared by the Company’s management solely for internal use and capital budgeting and other management decision and not with a view toward public disclosure or toward complying with generally accepted accounting principles, the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the financial projections included below, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and they assume no responsibility for, and disclaim any association with, the financial projections. The information provided to KCI included a presentation presented by the Company’s management to the board of directors of the Company in December 2007, which contained the following projected financial information for the Company as an independent company (i.e., without regard to the impact on the Company of the Offer and the Merger with KCI and Purchaser).

	2008	2009	2010
	($ in millions, except per share data)
Product Revenues	$242	$296	$368
Operating Income	62	81	110
Diluted Earnings Per Share(1)	1.05	1.34	1.80

(1)	Earnings per share amounts were calculated assuming a weighted average shares outstanding of 36.1 million shares for 2008, 36.7 million shares for 2009 and 37.5 million shares for 2010.

The foregoing projections reflected forecasted results relating to the Company’s existing products as well as the Company’s newest product, Strattice.

In addition to the foregoing projections, the Company’s management shared with KCI and Purchaser projections for earnings per share in amounts up to $1.75 and $2.48 for 2009 and 2010, respectively, using certain assumptions regarding cost of goods sold relating to Strattice and the elimination of unallocated research and development expenses, public company expenses and equity compensation expense.

The financial projections detailed above reflect numerous estimates and assumptions with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, such as probability of winning future bids and contracts, as well as matters specific to the Company’s business, all of which are difficult to predict and many of which are beyond the Company’s control. Accordingly, there can be no assurance that the assumptions made in preparing the projections will prove accurate. These financial projections are subjective in many respects and thus are susceptible to multiple interpretations and periodic revisions based on actual experience and business developments. As such, these financial projections constitute forward-looking information and are subject to risks and uncertainties that could cause actual results to differ materially from the results forecasted in such projections. There can be no assurance that the projected results will be realized or that actual results will not be significantly higher or lower than projected. The financial projections cover multiple years and such information by its nature becomes less reliable with each successive year.

The financial projections do not take into account any circumstances or events occurring after the date they were prepared, including the announcement of the Offer and the Merger. There can be no assurance that the announcement of the Offer and the Merger will not cause customers of the Company to delay or cancel purchases of the Company’s products and services pending the consummation of the Offer and the Merger or the clarification of our intentions with respect to the conduct of the Company’s business thereafter. Any such delay or cancellation of customer sales is likely to adversely affect the ability of the Company to achieve the results reflected in such financial projections. Further, the financial projections do not take into account the effect of any failure to occur of the Offer or the Merger and should not be viewed as accurate or continuing in that context.

The inclusion of this information should not be regarded as an indication that the Company, KCI, Purchaser or anyone who received this information then considered, or now considers, it a reliable prediction of future events, and this information should not be relied on as such. None of KCI, Purchaser, the Company or any of their respective financial advisors makes any representation to any person that the analysis will reflect the future results of the Company. None of KCI, Purchaser, the Company or any of their respective financial advisors intends to update or revise the analysis to reflect circumstances existing after the date they were prepared or to reflect the occurrence of future events, unless required by law.

Certain Litigation

Subsequent to the announcement of the Merger Agreement, on April 14, 2008, a purported stockholders class action complaint, captioned Richard Bauer v. LifeCell Corporation et al., was filed by a stockholder of the Company in the Chancery Division of the Superior Court of New Jersey in Somerset County, naming the Company, its directors and KCI as defendants. The complaint alleges causes of action against the defendants for breach of fiduciary duties in connection with the proposed acquisition of the Company by KCI and seeks relief including, among other things, (i) preliminary and permanent injunctions prohibiting consummation of the Offer and the Merger and (ii) payment of the plaintiff’s costs and expenses, including attorneys’ and experts’ fees. The lawsuit is in its preliminary stage. The Company and KCI believe that the lawsuit is without merit and intend to defend vigorously against it.

WHERE YOU CAN FIND MORE INFORMATION

The Company and KCI are subject to the informational requirements of the Securities Exchange Act of 1934 and in accordance therewith file periodic reports, proxy statements and other information with the SEC relating to their business, financial condition and other matters. The Company and KCI are required to disclose in such proxy statements certain information, as of particular dates, concerning their respective directors and officers, their remuneration, stock options granted to them, the principal holders of their securities and any material interest of such persons in transactions with the Company or KCI, as applicable. Such reports, proxy statements and other information may be inspected at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. Copies of such material can also be obtained at prescribed rates from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549, or free of charge at the web site maintained by the SEC at http://www.sec.gov.

The SEC allows us to “incorporate by reference” information into this Schedule 14D-9, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is deemed to be part of this Schedule 14D-9, except for any information superseded by information contained directly in this Schedule 14D-9.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This filing contains forward-looking statements as defined by the federal securities laws which are based on the Company’s current expectations and assumptions, which are subject to a number of risks and uncertainties that could cause actual results to differ materially from those anticipated, projected or implied, including, among other things, risks relating to the expected timing of the completion and financial benefits of the tender offer and the merger of Kinetic Concepts, Inc.’s wholly owned subsidiary with and into the Company following consummation of the tender offer. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 9.	EXHIBITS

(a)(1)(i)	Offer to Purchase, dated April 21, 2008 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(a)(1)(ii)(A)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(a)(1)(ii)(B)	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9 (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(a)(1)(iii)	Joint press release issued by KCI and Company, dated April 7, 2008 (incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K filed by the Company with the Securities and Exchange Commission on April 7, 2008).

(a)(1)(iv)	Letter to Stockholders of the Company, dated April 21, 2008 (filed herewith).*

(a)(1)(v)	Information Statement of the Company, dated as of April 21, 2008 (included as Annex B to this Schedule 14D-9).*

(a)(1)(vi)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(a)(1)(vii)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(a)(1)(viii)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(a)(5)(i)	KCI Investor Presentation, dated April 7, 2008 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on April 7, 2008).

(a)(5)(ii)	Presentation to the Company Employees, dated April 7, 2008 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on April 7, 2008).

(a)(5)(iii)	KCI Investor Call Transcript, dated April 7, 2008 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D9-C filed by the Company with the Securities and Exchange Commission on April 8, 2008).

(a)(5)(iv)	Form of summary advertisement, published April 21, 2008 (incorporated by reference to Exhibit (a)(1)(K) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(a)(5)(v)	Letter from KCI to participants in the LifeCell Employee Stock Purchase Plan (incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO filed by KCI and Purchaser with the Securities and Exchange Commission on April 21, 2008).

(e)(1)	Agreement and Plan of Merger, dated as of April 7, 2008, by and among the Company, KCI and Purchaser (incorporated by reference to Exhibit 2.1 to the Form 8-K filed by the Company with the Securities and Exchange Commission on April 7, 2008).

(e)(2)	LifeCell Corporation Equity Compensation Plan (incorporated by reference to Annex B to the Company’s Definitive Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on June 17, 2005).

(e)(3)	First Amendment to the LifeCell Corporation Equity Compensation Plan (incorporated by reference to Exhibit 10.12 to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on March 1, 2007).

(e)(4)	Employment Agreement between the Company and Mr. Paul Thomas (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2008).

(e)(5)	Employment Agreement between the Company and Mr. Steven Sobieski (incorporated by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2008).

(e)(6)	Employment Agreement between the Company and Ms. Lisa Colleran (incorporated by reference to Exhibit 99.5 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2008).

(e)(7)	Covenants Agreement between the Company and Mr. Paul Thomas (incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2008).

(e)(8)	Covenants Agreement between the Company and Mr. Steven Sobieski (incorporated by reference to Exhibit 99.4 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2008).

(e)(9)	Covenants Agreement between the Company and Ms. Lisa Colleran (incorporated by reference to Exhibit 99.6 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2008).

(e)(10)	Confidentiality Agreement, dated as of February 4, 2008, by and between LifeCell Corporation and KCI (filed herewith).*

(e)(11)	Fairness Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated to the Board of Directors of the Company, dated April 6, 2008 (included as Annex A to this Schedule 14D-9).*

*	Included in copies mailed to stockholders of LifeCell Corporation.

Annex A: Opinion of Merrill Lynch, Pierce, Fenner & Smith Incorporated dated April 6, 2008.

Annex B: Information Statement of the Company dated April 21, 2008.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LIFECELL CORPORATION

By	/S/ PAUL G. THOMAS
Paul G. Thomas Chairman of the Board, President and Chief Executive Officer

Dated: April 21, 2008

Annex A

April 6, 2008

Board of Directors

LifeCell Corporation

One Millennium Way

Branchburg, New Jersey 08876

Members of the Board of Directors:

LifeCell Corporation (the “Company”), Kinetic Concepts, Inc. (the “Acquiror”) and Leopard Acquisition Sub, Inc., a newly formed, wholly owned subsidiary of the Acquiror (the “Acquisition Sub”), propose to enter into an Agreement and Plan of Merger (the “Agreement”) pursuant to which (i) the Acquisition Sub would commence a tender offer (the “Tender Offer”) for all outstanding shares of the Company’s common stock, par value $0.001 per share, of the Company (the “Company Shares”) for $51.00 per share, net to the seller in cash (the “Consideration”), and (ii) the Acquisition Sub would be merged with and into the Company in a merger (the “Merger”), in which each Company Share not acquired in the Tender Offer, other than Company Shares held in treasury or held by the Acquiror or any affiliate of the Acquiror or as to which dissenter’s rights have been perfected, would be converted into the right to receive the Consideration. The Tender Offer and the Merger, taken together, are referred to as the “Transaction”.

You have asked us whether, in our opinion, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to such holders.

In arriving at the opinion set forth below, we have, among other things:

(1)	Reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

(2)	Reviewed certain information, including financial forecasts, relating to the business, earnings, cash flow, assets, liabilities and prospects of the Company furnished to us by the Company;

(3)	Conducted discussions with members of senior management and representatives of the Company concerning the matters described in clauses 1 and 2 above;

(4)	Reviewed the market prices and valuation multiples for the Company Shares and compared them with those of certain publicly traded companies that we deemed to be relevant;

(5)	Reviewed the results of operations of the Company and compared them with those of certain publicly traded companies that we deemed to be relevant;

(6)	Compared the proposed financial terms of the Transaction with the financial terms of certain other transactions that we deemed to be relevant;

(7)	Participated in certain discussions and negotiations among representatives of the Company and the Acquiror and their financial and legal advisors;

(8)	Reviewed a draft dated April 6, 2008 of the Agreement;

(9)	Reviewed a draft dated April 6, 2008, of a Commitment Letter from Bank of America, N.A., Banc of America Securities LLC, JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. to the Acquiror for $1,900,000,000 of Senior Secured Credit Facilities that we understand will be used by the Acquior to finance the Transaction; and

(10)	Reviewed such other financial studies and analyses and took into account such other matters as we deemed necessary, including our assessment of general economic, market and monetary conditions.

A-1

In preparing our opinion, we have assumed and relied on the accuracy and completeness of all information supplied or otherwise made available to us, discussed with or reviewed by or for us, or publicly available, and we have not assumed any responsibility for independently verifying such information or undertaken an independent evaluation or appraisal of any of the assets or liabilities of the Company or been furnished with any such evaluation or appraisal, nor have we evaluated the solvency or fair value of the Company under any state or federal laws relating to bankruptcy, insolvency or similar matters. In addition, we have not assumed any obligation to conduct any physical inspection of the properties or facilities of the Company. With respect to the financial forecast information furnished to or discussed with us by the Company, we have assumed that they have been reasonably prepared and reflect the best currently available estimates and judgment of the Company’s management as to the expected future financial performance of the Company. We have also assumed that the final form of the Agreement will be substantially similar to the last draft reviewed by us.

Our opinion is necessarily based upon market, economic and other conditions as they exist and can be evaluated on, and on the information made available to us as of, the date hereof.

We are acting as financial advisor to the Company in connection with the Transaction and will receive a fee from the Company for our services, a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

We have, in the past, provided financial advisory and financing services to the Company and the Acquiror and their respective affiliates and may continue to do so and have received, and may receive, fees for the rendering of such services. In addition, in the ordinary course of our business, we or our affiliates may actively trade the Company Shares and other securities of the Company, as well as securities of the Acquiror for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

This opinion is for the use and benefit of the Board of Directors of the Company. Our opinion does not address the merits of the underlying decision by the Company to engage in the Transaction and does not constitute a recommendation to any shareholder as to whether such shareholder should tender any Company Shares pursuant to the Tender Offer and how such shareholder should vote on the proposed Merger or any matter related thereto. In addition, you have not asked us to address, and this opinion does not address, the fairness to, or any other consideration of, the holders of any class of securities, creditors or other constituencies of the Company, other than the holders of the Company Shares. In rendering this opinion, we express no view or opinion with respect to the fairness (financial or otherwise) of the amount or nature or any other aspect of any compensation payable to or to be received by any officers, directors, or employees of any parties to the Transaction, or any class of such persons, relative to the Consideration. Our opinion has been authorized for issuance by the U.S. Fairness Opinion (and Valuation Letter) Committee of Merrill Lynch.

On the basis of and subject to the foregoing, we are of the opinion that, as of the date hereof, the Consideration to be received by the holders of the Company Shares pursuant to the Transaction is fair from a financial point of view to the holders of such shares.

Very truly yours,

/s/ MERRILL LYNCH, PIERCE, FENNER &

     SMITH INCORPORATED

A-2

Annex B

LIFECELL CORPORATION

One Millennium Way

Branchburg, New Jersey 08876

(908) 947-1100

INFORMATION STATEMENT PURSUANT

TO SECTION 14(f) OF

THE SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

NO VOTE OR OTHER ACTION OF SECURITY HOLDERS IS REQUIRED IN

CONNECTION WITH THIS INFORMATION STATEMENT

This Information Statement is mailed on or about April 21, 2008, as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) of LifeCell Corporation (“LifeCell” or the “Company”) to the holders of record of shares of the common stock, par value $0.001 per share (the “Common Stock”), of the Company. You are receiving this Information Statement in connection with the possible election of persons designated by Kinetic Concepts, Inc. (“KCI”) to a majority of the seats on the board of directors of the Company (the “Board”).

On April 7, 2008, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with KCI and Leopard Acquisition Sub, Inc. (“Purchaser”), a wholly-owned subsidiary of KCI. Pursuant to the Merger Agreement, Purchaser has commenced a cash tender offer to purchase all of the issued and outstanding shares of Common Stock of the Company (the “Shares”), in exchange for $51.00 per Share, net to the sellers in cash (referred to herein as the “Offer Price”), upon the terms and subject to the conditions of the Merger Agreement as described in the Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the “Offer”). Copies of the Offer to Purchase and the Letter of Transmittal have been mailed to stockholders of the Company and are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by KCI and Purchaser with the Securities and Exchange Commission (the “SEC”) on April 21, 2008.

The Merger Agreement provides that, among other things, following consummation of the Offer and the satisfaction or waiver of the other conditions set forth in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”), Purchaser will merge with and into the Company, with the Company surviving the merger as a wholly-owned subsidiary of KCI (the “Merger”). At the effective time of the Merger, each outstanding Share (other than Shares in respect of which appraisal rights have been exercised and perfected in accordance with the DGCL and Shares held by the Company, KCI, Purchaser or any other wholly-owned subsidiary of KCI), will be converted into the right to receive an amount in cash, without interest and subject to any required withholding of taxes, equal to the Offer Price.

Further, under the Merger Agreement, any outstanding Company stock options to purchase Shares (collectively, the “Company Stock Options”) that are not then vested and exercisable will vest on an accelerated basis immediately prior to the effective time of the Merger (the “Effective Time”). Effective as of the Effective Time, by virtue of the Merger, each Company Stock Option that is vested, exercisable and outstanding immediately prior to the Effective Time will be cancelled and each holder will be paid for each vested Company Stock Option an amount in cash (without interest), less applicable withholding taxes, determined by multiplying (i) the excess, if any, of (x) the Offer Price over (y) the per share exercise price of such Option, and (ii) the number of Shares subject to such Option as of the Effective Time. The Merger Agreement also provides for the acceleration of the Company’s restricted stock and restricted stock units and the conversion thereof into the right to receive from the Surviving Corporation immediately after the Effective Time the Offer Price in respect of each underlying Share (in the case of restricted stock and restricted stock units that vest based on the attainment of performance goals, such vesting will be in respect of the target number of Shares).

The following tables set forth the amounts that would be received by our directors and executive officers in respect of (i) their options that are exercisable and outstanding immediately prior to the Effective Time with an exercise price less than $51.00, and (ii) their shares of restricted stock and restricted stock units:

Name	Number of Shares Subject to Options (#)	Weighted Average Exercise Price/Base Price Per Share ($)	Payment in Respect of Options ($)
Executive Officers
Paul G. Thomas Chairman, President and Chief Executive Officer	87,222	$30.70	$1,770,290
Lisa N. Colleran Senior Vice President, Commercial Operations	59,796	$18.44	$1,946,802
Steven T. Sobieski Vice President, Finance and Administration & Chief Financial Officer	68,740	$28.87	$1,521,474
Bruce S. Lamb, Ph.D. Senior Vice President, Development and Regulatory Affairs	101,936	$14.41	$3,729,708
Directors
Paul G. Thomas	87,222	$30.70	$1,770,290
David Fitzgerald	65,000	$6.06	$2,921,350
James G. Foster	85,000	$5.94	$3,830,250
David W. J. McGirr	15,000	$41.47	$142,950
Michael R. Minogue	15,000	$21.63	$440,550
Robert P. Roche, Jr.	25,000	$21.63	$734,250
Martin P. Sutter	—	—	—
Michael E. Cahr	—	—	—

Name	Number of Shares of Time- Based Restricted Stock (#)	Payment in Respect of Time- Based Restricted Stock ($)	Number of Shares of Performance- Based Restricted Stock (#)	Payment in Respect of Performance- Based Restricted Stock ($)
Executive Officers
Paul G. Thomas Chairman, President and Chief Executive Officer	63,902	$3,259,002	36,000	$1,836,000
Lisa N. Colleran Senior Vice President, Commercial Operations	19,995	$1,019,745	14,000	$714,000
Steven T. Sobieski Vice President, Finance and Administration & Chief Financial Officer	42,311	$2,157,861	12,000	$612,000
Bruce S. Lamb, Ph.D. Senior Vice President, Development and Regulatory Affairs	10,428	$531,828	9,000	$459,000
Directors
Paul G. Thomas	63,902	$3,259,002	36,000	$1,836,000
David Fitzgerald	5,834	$297,534	—	—
James G. Foster	5,834	$297,534	—	—
David W. J. McGirr	—	—	—	—
Michael R. Minogue	5,834	$297,534	—	—
Robert P. Roche, Jr.	5,834	$297,534	—	—
Martin P. Sutter	5,834	$297,534	—	—
Michael E. Cahr	—	—	—	—

The Offer, the Merger and the Merger Agreement are more fully described in the Schedule 14D-9, to which this Information Statement forms Annex B, which was filed by the Company with the SEC on April 21, 2008 and which is being mailed to stockholders of the Company along with this Information Statement.

This Information Statement is being mailed to you in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action in connection with the matters set forth herein. Capitalized terms used and not otherwise defined herein have the meanings set forth in the Schedule 14D-9.

The Purchaser commenced the Offer on April 21, 2008. As set forth in the Offer to Purchase, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on Friday, May 16, 2008, unless the Purchaser extends it. If the conditions to the Offer set forth in paragraphs (c), (d) and (e) of Annex I to the Merger Agreement shall each be satisfied as of May 16, 2008, but any other condition to the Offer shall not have been satisfied or waived as of such date, the Purchaser shall be obligated to extend the Offer for one or more periods of time of up to 10 business days each until such conditions have been satisfied or waived.

KCI provided the information in this Information Statement concerning KCI, Purchaser and the Designees (as defined below), and the Company assumes no responsibility for the accuracy, completeness or fairness of such information.

GENERAL INFORMATION

The Common Stock is the only type of security entitled to vote at a meeting of the stockholders of the Company. Each Share entitles its holder to one vote. As of April 7, 2008, 34,203,446 Shares were issued and outstanding.

RIGHT TO DESIGNATE DIRECTORS; DESIGNEES

Right to Designate Directors

Subject to Section 14(f) of the Exchange Act and Rule 14f-1 thereunder, the Merger Agreement provides for KCI’s election or designation of directors to the Company’s Board upon the acceptance for payment of Shares by KCI or Purchaser or any of their affiliates pursuant to the Offer (the “Acceptance Time”). KCI is entitled under the Merger Agreement to elect or designate such number of directors, rounded up to the next whole number, on the Board as is equal to the product of (i) the total number of directors on the Board (giving effect to the directors elected or designated by KCI pursuant to the Merger Agreement) multiplied by (ii) the quotient obtained by dividing the aggregate number of Shares beneficially owned by the Purchaser, KCI and any of their affiliates by the total number of Shares then outstanding (on a fully-diluted basis). The Merger Agreement similarly requires the Company, upon KCI’s request, to use its reasonable best efforts to cause persons elected or designated by KCI to constitute the same percentage of each Board committee.

The Company shall, upon KCI’s request, either use its reasonable best efforts to promptly increase the size of the Company’s Board, or use its reasonable best efforts to promptly secure the resignations of such number of its incumbent directors, or both, as is necessary to enable KCI’s designees to be so elected or designated to the Company’s Board.

In the event that KCI’s designees are elected or designated to the Company’s Board, then, until the Effective Time, the Company shall cause the Board to have at least three directors who are Independent Directors (as defined in the Merger Agreement); provided, however, that, if any Independent Director is unable to serve due to death or disability or any other reason, the remaining Independent Directors shall be entitled to elect or designate another individual who serves as a director on the date of the Merger Agreement (provided that no such individual is an employee of the Company) to fill the vacancy, and such director will be deemed to be an Independent Director for purposes of the Merger Agreement. Following the Acceptance Time and prior to the Effective Time, neither KCI nor Purchaser shall take any action to remove any Independent Director unless the removal shall be for cause.

Information with respect to the Designees

As of the date of this Information Statement, KCI has not determined who will be the Designees; however, the Designees will be selected from the list of potential designees provided below (the “Potential Designees”). The information provided below was provided by KCI for inclusion in this Information Statement and the Company has not made any independent verification of, and makes no representation as to, its accuracy or completeness. Each of the following individuals has consented to serve as a director of the Company if appointed or elected. None of the persons from among whom the Designees will be selected currently is a director of, or holds any positions with, the Company. KCI has advised the Company that, to the best of KCI’s knowledge, except as set forth below, none of the Designees or any of their affiliates beneficially owns any equity securities or rights to acquire any such securities of the Company, nor has any such person been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the SEC other than with respect to transactions between the Company and KCI or Purchaser that have been described in the Schedule TO or the Schedule 14D-9.

List of Potential Designees

The name, age, present principal occupation or employment and five-year employment history of each of the individuals who may be selected as Designees are set forth below. Each is a citizen of the United States. Unless otherwise noted, the business address of each is 8023 Vantage Drive, San Antonio, Texas 78230 and the telephone number at that address is (312) 407-0700.

Name	Age	Present Principal Occupation or Employment and Five-Year Employment History
Catherine Burzik	57	Catherine M. Burzik joined KCI as Director, President and Chief Executive Officer in November of 2006. Ms. Burzik previously served as the President of Applied Biosystems Group, a unit of Applera Corporation and a provider of tools for the life sciences, from August 2004, and Executive Vice President of Applied Biosystems Group from September 2003 to August 2004. Ms. Burzik also served as Senior Vice President of Applera Corporation from August 2004 to October 2006. Prior to Applied Biosystems, Ms. Burzik was President of Ortho-Clinical Diagnostics, Inc., a subsidiary of Johnson & Johnson that provides instruments, assays and consumables to the clinical laboratory and transfusion medicine markets, from 1998 to 2003, and General Manager of Johnson & Johnson’s Critikon business, a provider of medical equipment, from 1997 to 1998. Prior to that, Ms. Burzik was employed by Eastman Kodak Company, a leading international provider of imaging products and services, where she held various operations and marketing positions over 20 years. Ms. Burzik currently serves on the boards of trustees of Canisius College and Keck Graduate Institute of Applied Life Sciences.

Martin Landon	48	Martin J. Landon has served as Senior Vice President, Chief Financial Officer since December 2002. Mr. Landon joined KCI in May 1994 as Senior Director of Corporate Development and was promoted to Vice President, Accounting and Corporate Controller in October 1994. From 1987 to May 1994, Mr. Landon worked for Intelogic Trace, Inc., an independent computer maintenance company, where his last position was Vice President and Chief Financial Officer.

Name	Age	Present Principal Occupation or Employment and Five-Year Employment History
Stephen Seidel	51	Stephen D. Seidel joined KCI in April 2005 as Senior Vice President, General Counsel and Secretary. Prior to joining KCI, Mr. Seidel served for eight years as Managing Director of Cox Smith Matthews Incorporated, a business and litigation law firm based in San Antonio, Texas. Mr. Seidel is a former chair and a member of the board of directors of the Greater San Antonio Chamber of Commerce. Mr. Seidel currently serves on the board of governors of the Cancer Therapy and Research Center and on the board of directors of the San Antonio March of Dimes.

Rohit Kashyap	37	Rohit Kashyap, Ph.D. joined KCI in 1998 and was promoted to Senior Vice President, Corporate Development in October 2007. Before that he has served in different roles within the R&D, Licensing and Acquisition and Corporate Development groups within KCI, most recently as Vice President of Corporate Development responsible for developing the global strategic plans and execution of all licensing and acquisition activities.

CURRENT BOARD OF DIRECTORS

The Company’s Board is presently composed of the following members:

Nominee	Age	Position with the Company	Director Since
Paul G. Thomas	52	Chairman of the Board, President and Chief Executive Officer	1998
David Fitzgerald(2)(3)(4)	74	Director	2001
James G. Foster (4)(5)	61	Director	1995
David W. J. McGirr(1)	53	Director	2007
Michael R. Minogue(2)	40	Director	2005
Robert P. Roche, Jr.(3)	52	Director	2005
Martin P. Sutter(6)	52	Director	2003

(1)	Chairman of the Audit Committee.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of the Compensation Committee.

(4)	Member of the Audit Committee.

(5)	Chairman of the Compensation Committee.

(6)	Chairman of the Nominating and Corporate Governance Committee and Presiding Director

All directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified; vacancies and any additional positions created by board action are filled by action of the existing Board.

Paul G. Thomas. Mr. Thomas has served as Director, President and Chief Executive Officer of LifeCell since October 1998. Mr. Thomas was elected Chairman of the Board in June 1999. Prior to joining LifeCell, Mr. Thomas was President of the Pharmaceutical Products Division of Ohmeda Inc., a world leader in inhalation anesthetics and acute care pharmaceuticals. Mr. Thomas was responsible for the overall operations of Ohmeda’s Pharmaceutical Division, which had worldwide sales of approximately $200 million in 1997. Mr. Thomas received his M.B.A. degree with an emphasis in Marketing and Finance from Columbia University Graduate

School of Business and completed his postgraduate studies in Chemistry at the University of Georgia Graduate School of Arts and Science. He received his B.S. degree in Chemistry from St. Michael’s College in Vermont, where he graduated Cum Laude. Mr. Thomas serves as a director of Innovative Spinal Technologies, Inc., a privately held medical technology company focused on developing minimally invasive treatments for spinal disorders and Orthovita, Inc., (NASDAQ: VITA) a company specializing in biomaterial products for the restoration of the human skeleton.

David Fitzgerald. Mr. Fitzgerald has been a director of LifeCell since December 2001. Mr. Fitzgerald served as President and Chief Executive Officer of Howmedica, Inc. from 1980 until his retirement in 1996. In 1988, he was named Executive Vice President of Pfizer Hospital Products Group, a $1.3 billion group of medical device companies including Howmedica. In 1992, he was also named Vice President of Pfizer Inc. Mr. Fitzgerald serves as a director of Arthrocare Corp., (NASDAQ: ARTC) a company specializing in soft tissue surgical technology and Orthovita, Inc., (NASDAQ: VITA) a company specializing in biomaterial products for the restoration of the human skeleton.

James G. Foster. Mr. Foster has been a director of LifeCell since March 1995. Mr. Foster was employed by Medtronic,Inc., a medical technology company, from 1971 to 2001. From December 1994 through his retirement in June 2001, he was Vice President and General Manager of Medtronic Heart Valves. From February 1984 to December 1994, Mr. Foster held various officer positions with Medtronic including Vice President of Cardiac Surgery Sales & Strategic Planning in 1994, Vice President and General Manager of Medtronic Neurological Implantables from 1992 through 1994, Vice President and General Manager of Medtronic Interventional Vascular from 1990 through 1992 and Vice President and General Manager of Medtronic Blood Systems from 1983 through 1989. Mr. Foster received his undergraduate degree in English from St. Joseph’s University in Philadelphia and an M.S. degree in Management from the Sloan School at M.I.T. Currently, Mr. Foster serves as a director of Arthrocare Corp., (NASDAQ: ARTC) a company specializing in soft tissue surgical technology.

David W. J. McGirr. Mr. McGirr has been a director of LifeCell since November 2007. Mr. McGirr is Senior Vice President and CFO at Cubist Pharmaceuticals, Inc. (Nasdaq: CBST) and has served in his current position since November 2002. He also served as Treasurer of Cubist from November 2002 until January 2003. From 1999 to 2002, Mr. McGirr was the President and Chief Operating Officer of hippo, inc., an internet technology, venture-financed company. Mr. McGirr served as a member of hippo’s Board of Directors from 1999 to 2003. From 1996 to 1999, he was the President of GAB Robins North America, Inc., a risk management company, serving also as Chief Executive Officer from 1997 to 1999. Mr. McGirr was a private equity investor from 1995 to 1996. From 1978 to 1995, Mr. McGirr served in various positions within the S.G. Warburg Group, ultimately as Chief Financial Officer, Chief Administrative Officer and Managing Director of S.G. Warburg & Co., Inc., a position he held from 1992 to 1995. Mr. McGirr received a B.Sc. in Civil Engineering from the University of Glasgow and received an M.B.A. from the Wharton School at the University of Pennsylvania.

Michael R. Minogue. Mr. Minogue has been a director of LifeCell since October 2005. Mr. Minogue currently serves as Chairman of the Board, Chief Executive Officer and President of ABIOMED, Inc. (NASDAQ: ABMD), a leading developer, manufacturer and marketer of medical device products designed to assist or replace the pumping action of failing hearts. Prior to joining ABIOMED in April 2004, he held various senior management positions during a 12 year career at GE Medical Systems. Prior to joining GE, Mr. Minogue served four years on active duty in the U.S. Army, including completion of Army Ranger training. Mr. Minogue received his B.S. degree in Engineering from the United States Military Academy at West Point and his M.B.A degree from the University of Chicago.

Robert P. Roche, Jr. Mr. Roche has been a director of LifeCell since October 2005. Mr. Roche currently serves as Executive Vice President, Worldwide Pharmaceutical Operations of Cephalon, Inc. (NASDAQ: CEPH), a biopharmaceutical company specializing in drugs to treat and manage neurological diseases, sleep disorders, cancer and pain. Prior to joining Cephalon in 1995, he served as Director and Vice President, Worldwide Strategic Product Development, for SmithKline Beecham’s central nervous system and gastrointestinal products business. Mr. Roche joined SmithKline in 1982, and during his career there held various senior marketing and management positions, including several international assignments. Mr. Roche graduated from Colgate University and received his M.B.A degree from The Wharton School, University of Pennsylvania.

Martin P. Sutter. Mr. Sutter has been a director of LifeCell since December 2003. Mr. Sutter is a founder and a Managing Director at Essex Woodlands Health Ventures, one of the oldest and largest venture capital organizations focused exclusively on health care since 1994. Mr. Sutter began his career in management consulting with Peat Marwick, Mitchell & Co. in 1977 and shortly thereafter moved to Mitchell Energy & Development Corporation where he held various positions in operations, engineering and marketing. He founded the Woodlands Venture Capital Company in 1984 and Woodlands Venture Partners, an independent venture capital partnership, in 1988. Mr. Sutter merged his venture practice with Essex Venture Partners to form Essex Woodlands Health Ventures in 1994. He currently serves on the board of directors of LaJolla Pharmaceutical Company (NASDAQ: LJPC), a biopharmaceutical company developing treatments for lupus and other autoimmune diseases; and BioForm Medical, Inc. (NASDAQ: BFRM), a publicly held company developing soft tissue augmentation products.

Committees of the Board of Directors and Meeting Attendance

The Board is responsible for the management and direction of the Company and for establishing broad corporate policies. The Board held four meetings during 2007. No director attended fewer than 75% of the Board meetings held during such director’s term as a director. The Company has a policy of encouraging, but not requiring, its Board members to attend annual meetings of stockholders. Last year, Messrs. Thomas, Cahr, Fitzgerald, Foster, Roche, Minogue and Sutter attended the Company’s annual meeting of stockholders.

The Board has a standing Audit Committee, a standing Nominating and Corporate Governance Committee and a standing Compensation Committee, as described herein. During the fiscal year ended December 31, 2007, the Audit Committee met five times, the Compensation Committee met three times and the Nominating and Corporate Governance Committee did not meet (but acted by written consent). No director attended less than 75% of the number of meetings of committees of which he is a member. No member of any of the committees is an employee of the Company.

Composition of the Board of Directors. Since the adoption of the Sarbanes-Oxley Act in July 2002, there has been a growing public and regulatory focus on the independence of directors. The Board has determined that the members of the Audit Committee, the Nominating and Corporate Governance Committee and the Compensation Committee satisfy all such definitions of independence and that six of our seven directors satisfy the NASDAQ definition of independence. Our Board has a standing Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Audit Committee. The Audit Committee is empowered by the Board to, among other functions, serve as an independent and objective party to monitor our financial reporting process, internal control system and disclosure control system; review and appraise the audit efforts of our independent registered public accounting firm; assume direct responsibility for the appointment, compensation, retention and oversight of the work of the independent registered public accounting firm; and for the resolution of disputes between the independent registered public accounting firm and our management regarding financial reporting issues; and provide an open avenue of communication among the independent registered public accounting firm, financial and senior management, and our Board. The Audit Committee operates pursuant to a charter, available through a hyperlink located on the corporate governance page of our website, at http://www.lifecell.com/corporate/19/.

Audit Committee Financial Expert. The Board has determined that David McGirr is an “audit committee financial expert,” as such term is defined by the SEC. As noted above, Mr. McGirr, as well as the other members of the Audit Committee, have been determined to be “independent” within the meaning of SEC and NASDAQ regulations.

Independence of Audit Committee Members. Our common stock is listed on the NASDAQ Global Market, and we are governed by the listing standards applicable thereto. All members of the Audit Committee have been determined to be “independent directors” pursuant to the definition contained in Rule 4200(a)(15) of the National Association of Securities Dealers’ Marketplace Rules and under the SEC’s Rule 10A-3.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee is empowered by the Board to, among other functions: identify qualified individuals for membership on the Board; recommend to the Board the director nominees for election at the next annual meeting of stockholders; make recommendations to the Board regarding the size and composition of the Board and its committees; monitor the effectiveness of the Board; and develop and implement corporate governance principles and policies. All members of the Nominating and Corporate Governance Committee have been determined to be “independent directors” pursuant to the definition contained in Rule 4200(a)(15) of the National Association of Securities Dealers’ Marketplace Rules and under the SEC’s Rule 10A-3. The Nominating and Corporate Governance Committee operates pursuant to a charter, available through a hyperlink located on the corporate governance page of our website, at http://www.lifecell.com/corporate/19/. In addition, we have established principles of corporate governance that are available through a hyperlink located on the corporate governance page of our website, at http://www.lifecell.com/corporate/19/.

Compensation Committee. The Compensation Committee is empowered by the Board to, among other functions, assist the Board in carrying out their responsibilities relating to compensation of our officers. The Compensation Committee has overall responsibility for evaluating and approving our compensation plans, policies and programs. The Compensation Committee operates pursuant to a charter, available through a hyperlink located on the corporate governance page of our website, at http://www.lifecell.com/corporate/19/.

Background of Executive Officers

The following sets forth certain information regarding our executive officers.

Name	Offices Held	Date of First Election	Age
Paul G. Thomas	Chairman, President and Chief Executive Officer	October 1998	52

Lisa N. Colleran	Senior Vice President, Commercial Operations	December 2002	50

Bruce Lamb, Ph.D.	Senior Vice President, Development & Regulatory Affairs	April 2005	52

Steven T. Sobieski	Vice President, Finance and Administration & Chief Financial Officer	June 2000	51

All executive officers serve at the discretion of the Board.

Paul G. Thomas. For further background information regarding Mr. Thomas, see “Current Board of Directors.”

Lisa N. Colleran. Ms. Colleran joined LifeCell in December 2002 as Vice President, Marketing and Business Development and was named Senior Vice President, Commercial Operations in July 2004. She has over 20 years of marketing experience. Prior to joining LifeCell, Ms. Colleran served as Vice President/General Manager—Renal Pharmaceuticals for Baxter Healthcare Corporation, a worldwide manufacturer and distributor of diversified products, systems and services used primarily in the health care field, from 1997 until December 2002, and served in various other sales and marketing positions at Baxter from 1983 through 1997. Ms. Colleran received her B.S. degree from Molloy College and her M.B.A. degree from Loyola University of Chicago.

Bruce Lamb, Ph.D. Dr. Lamb joined LifeCell in April 2005 as Senior Vice President, Development and Regulatory Affairs. He has 20 years of health care-related experience. Prior to joining LifeCell, Dr. Lamb was Vice President, Biosurgical Research and Development at Ethicon, Inc., a division of Johnson & Johnson, where he served in positions of increasing responsibility from 1999 through 2005. From 1991 through 1999, Dr. Lamb held multiple positions including Director, Chronic Care Research and Innovation at ConvaTec, a subsidiary of Bristol-Myers Squibb. From 1985 through 1991, Dr. Lamb was a research scientist at Pfizer Hospital Products group and advanced to Manager, Polymer Technology at Valleylab Inc. Dr. Lamb received his B.S. degree in Chemistry from Bradley University, his M.S. degree in Chemistry from the University of Wisconsin and his Ph.D. in Polymer Chemistry from the State University of New York, College of Environmental Science and Forestry, in Syracuse.

Steven T. Sobieski. Mr. Sobieski joined LifeCell in June 2000 as Vice President, Finance and Chief Financial Officer. He has over 20 years of financial management experience in a variety of roles in the medical technology field and public accounting. Prior to joining LifeCell, Mr. Sobieski was Vice President, Finance at Osteotech, Inc., a public company focused on developing and marketing orthopedic products, where he served in various positions from 1991 to 2000. From 1981 through 1991, he served in various positions of increasing responsibility with Coopers & Lybrand, a public accounting firm. Mr. Sobieski received his B.S. degree in Business Administration from Monmouth University and his M.B.A. degree with a concentration in Accounting from Rutgers University. He is a Certified Public Accountant. Currently, Mr. Sobieski serves as a director of Insulet Corporation, (NASDAQ:PODD) a medical device company specializing in insulin infusion systems.

Code of Ethics

We have adopted a Code of Ethics, as required by NASDAQ listing standards and the rules of the SEC, for Senior Financial Officers that applies to our principal executive officer, principal financial officer, principal accounting officer and controller. A copy of our Code of Ethics for Senior Financial Officers has been filed as Exhibit 14.1 to our Annual Report on Form 10-K for the year ended December 31, 2003, and is available through a hyperlink located on the corporate governance page of our website, at http://www.lifecell.com/corporate/19/. If we make substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, that applies to anyone subject to the Code of Ethics, we will disclose the nature of such amendment or waiver on the website or in a report on Form 8-K in accordance with applicable NASDAQ and SEC rules.

Code of Conduct

We have adopted a general Code of Conduct, as required by NASDAQ listing standards and the rules of the SEC, which applies to all of our employees. The Code of Conduct is publicly available through a hyperlink located on the corporate governance page of our website, at http://www.lifecell.com/corporate/19/.

Report of the Audit Committee

The following report of the Audit Committee is not to be deemed “soliciting material” or deemed to be filed with the SEC or subject to Regulation 14A of the Exchange Act, except to the extent specifically requested by the Company or incorporated by reference in documents otherwise filed.

Through November 12, 2007, the Audit Committee was composed of Messrs. Cahr, Foster and Fitzgerald. Effective November 12, 2007, Mr. McGirr replaced Mr. Cahr as the Chairman of the Audit Committee. All members of the Audit Committee through December 31, 2007 have been determined to be independent as defined by the listing standards of the National Association of Securities Dealers.

During 2007, the Audit Committee met and held discussions with management and the Company’s independent auditors, PricewaterhouseCoopers LLP (“PwC”). Management advised the Audit Committee that all financial statements were prepared in accordance with generally accepted accounting standards. The discussions with the independent auditors included matters required to be discussed pursuant to Statement on Auditing Standards No. 114 (The Auditor’s Communication with Those Charged with Governance).

The Audit Committee received and reviewed the written disclosures and the letter from the Company’s independent auditors required by the Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees) and discussed with the Company’s independent auditors any relationships that may impact their objectivity and independence and satisfied itself as to the auditors’ independence. Additionally, the Audit Committee reviewed the letter from PwC that contained representations that their audit was subject to their quality control system for the U.S. Accounting and Auditing Practice, that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of PwC personnel working on the audit and availability of national office consultants.

Based on the review and discussions referred to above, the Audit Committee recommended to the Board that the audited financial statements be included in the 2006 Annual Report on Form 10-K.

The Audit Committee:

David W. J. McGirr

David Fitzgerald

James G. Foster

Nominating and Corporate Governance Committee Matters

Nominating and Corporate Governance Committee Charter. The Nominating and Corporate Governance Committee performed its duties during fiscal 2007 under a Board-approved, written charter. The Nominating and Corporate Governance Committee Charter is publicly available on our website at www.lifecell.com.

Independence of Nominating and Corporate Governance Committee Members. All members of the Nominating and Corporate Governance Committee of the Board have been determined to be “independent directors” pursuant to the definition contained in Rule 4200(a)(15) of the National Association of Securities Dealers’ Marketplace Rules.

Duties of the Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee’s charter authorizes the committee to develop certain procedures and guidelines addressing certain nominating matters, such as procedures for considering nominations made by stockholders, minimum qualifications for nominees and identification and evaluation of candidates for the Board. The Nominating and Corporate Governance Committee has adopted procedures addressing the foregoing.

Procedures for Considering Nominations Made by Stockholders. The Nominating and Corporate Governance Committee has adopted guidelines regarding procedures for nominations to be submitted by stockholders and other third parties, other than candidates who have previously served on the Board or who are recommended by the Board. These guidelines provide that a nomination must be delivered to the Secretary of the Company at the principal executive offices of the Company not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting; provided, however, that if the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, notice to be timely must be so delivered not earlier than the close of business on the 120th day prior to such annual meeting and not later than the close of business on the later of the 90th day prior to such annual meeting or the close of business on the 10th day following the day on which public announcement of the date of such meeting is first made by the Company. The public announcement of an adjournment or postponement of an annual meeting will not commence a new time period (or extend any time period) for the giving of a notice as described above. The guidelines require a nomination notice to set forth as to each person whom the proponent proposes to nominate for election as a director: (a) all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors in an election contest, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person’s written consent to being named in the proxy statement as a nominee and to serving as a director if elected), and (b) information that will enable the Nominating and Corporate Governance Committee to determine whether the candidate or candidates satisfy the criteria established pursuant to the charter for director candidates.

Qualifications. The Nominating and Corporate Governance Committee has adopted guidelines describing the minimum qualifications for nominees and the qualities or skills that are necessary for directors to possess. Each nominee: must satisfy any legal requirements applicable to members of the Board; must have business or professional experience that will enable such nominee to provide useful input to the Board in its deliberations; must have a reputation for honesty and ethical conduct in one or more of the communities serviced by the Company; must have a working knowledge of the types of responsibilities expected of members of the board of directors of a public company; and must have experience, either as a member of the board of directors of another public or private company or in another capacity, that demonstrates the nominee’s capacity to serve in a fiduciary position.

Identification and Evaluation of Candidates for the Board. Candidates to serve on the Board will be identified from all available sources, including recommendations made by stockholders. The Nominating and Corporate Governance Committee’s charter provides that there will be no differences in the manner in which the Nominating and Corporate Governance Committee evaluates nominees recommended by stockholders and nominees recommended by the Committee or management, except that no specific process shall be mandated with respect to the nomination of any individuals who have previously served on the Board. The evaluation process for individuals other than existing Board members will include: a review of the information provided to the Nominating and Corporate Governance Committee by the proponent; a review of reference letters from at least two sources determined to be reputable by the Nominating and Corporate Governance Committee; and a personal interview of the candidate, together with a review of such other information as the Nominating and Corporate Governance Committee shall determine to be relevant.

Third-Party Recommendations. The Nominating and Corporate Governance Committee did not receive any nominations from any stockholder or group of stockholders that owned more than 5% of the Company’s Common Stock for at least one year in connection with the Company’s 2007 annual meeting of stockholders.

EXECUTIVE COMPENSATION

Compensation Committee Report

The Compensation Committee has reviewed and discussed the following Compensation Discussion and Analysis with management. Based on this review and these discussions, the Compensation Committee recommended to the Board that the following Compensation Discussion and Analysis be included in the Company’s Annual Report on Form 10-K for fiscal year ended December 31, 2007, which was filed with the SEC on February 27, 2008.

Submitted by the Compensation Committee

James G. Foster, Chairman

David Fitzgerald

Robert P. Roche

Compensation Discussion and Analysis

Introduction

This discussion presents the principles underlying our executive officer compensation program. Our goal in this discussion is to provide the reasons why we award compensation as we do and to place in perspective the data presented in the tables that follow this discussion with respect to the Company’s executive officers as of fiscal 2007 year-end. The focus is primarily on our executive’s 2007 compensation, but some historical and forward-looking information is also provided to put 2007 information in context.

Compensation Philosophy and Objectives

We attempt to apply a consistent philosophy to compensation for all employees, including senior management. This philosophy is based on the premises that our success results from the efforts of each employee and that a cooperative, team-oriented environment is an essential part of our culture. We believe in the importance of rewarding employees for our successes, which is why we emphasize pay-for-performance incentive compensation. Particular emphasis is placed on broad employee equity participation through the use of stock options and restricted stock awards, as well as on annual cash bonuses linked to achievement of our corporate performance goals and the personal objectives established for our employees.

Our compensation programs for our named executive officers are designed to achieve a variety of goals including to:

•	attract and retain talented and experienced executives in the highly competitive biological products industry;

•	motivate and reward executives whose knowledge, skills and performance are critical to our success;

•	align the interests of our executives and stockholders by motivating executives to increase stockholder value in a sustained manner; and

•	provide a competitive compensation package which rewards achievement of both company and individual performance goals.

Employment Agreements

During 2005, we were concerned about retaining key management on a long-term basis and in providing our executive team appropriate severance benefits to assure their retention through the process of any potential change-in-control situation. Accordingly, we entered into new employment agreements with certain executive officers during 2005, including Mr. Thomas, Chairman of the Board, President and Chief Executive Officer; Mr. Sobieski, Vice President, Finance and Chief Financial Officer; and Ms. Colleran, Senior Vice President, Commercial Operations. We also entered into a change-in-control agreement with Dr. Lamb, Senior Vice President, Development and Regulatory Affairs.

In addition, in connection with the negotiation and execution of the Merger Agreement, KCI indicated its desire to have new employment agreements and new confidentiality, assignment of contributions and inventions, non-competition and non-solicitation agreements (“Covenants Agreements”) with Mr. Thomas, Mr. Sobieski and Ms. Colleran. Accordingly, KCI negotiated new employment and Covenants Agreements with each employee named above, which agreements were executed on April 7, 2008. The terms of the employment agreements, together with the Covenants Agreements executed by each of the employees, will be effective as of the closing of the Offer and will supersede the terms of their prior employment agreements, offer letters, severance agreements, change in control agreements and confidentiality, assignment of contributions and inventions, non-competition and non-solicitation agreements with the Company, as applicable. The new employment agreements and Covenants Agreements are described in “Item 3—New Employment Arrangements” of the Schedule 14D-9.

In approaching the 2005 employment agreements for Mr. Thomas and other executive officers in 2005 as well as executive compensation in general, the Compensation Committee viewed compensation of executives as having three distinct parts:

•	a current compensation program;

•	a set of standard benefits; and

•	a long-term benefits program.

The current compensation element focuses on the executive officer’s salary and eligibility for annual bonuses based upon performance, and is designed to provide competitive compensation for services rendered. Our standard benefits package consists primarily of health insurance benefits and participation in a 401(k) plan with matching employer contributions. The long-term benefits element is reflected in the grants of stock options and restricted stock awards. The terms of each employment agreement are discussed under “Change-in-control and Severance Agreements” below. Any decisions about future levels of executive compensation with respect to these individuals must be consistent with our contractual obligations to them.

Elements of Executive Officer Compensation

Overview. Total compensation paid to our executive officers is influenced significantly by the need to attract and retain management employees with a high level of expertise and to motivate and retain key executives for our long-term success. Some of the components of compensation, such as salary, are generally fixed and do not vary based on our financial and other performance. Some components, such as bonus, stock options and stock award grants, are dependent upon the achievement of certain goals jointly agreed upon by our management and the Compensation Committee. Furthermore, the value of certain of these components, such as stock options and restricted stock, is dependent upon our future stock price.

We compensate our executive officers in these different ways in order to achieve different goals. Cash compensation, for example, provides our executive officers a minimum base salary. Incentive bonus compensation is generally linked to the achievement of short-term financial and business goals, and is intended to reward our executive officers for our overall performance, as well as their individual performance in reaching annual goals that are agreed to in advance by management and the Compensation Committee. Stock options and grants of restricted stock are intended to link our executive officers’ longer-term compensation with the performance of our stock and to build executive ownership positions in the Company’s stock. This encourages our executive officers to remain with us, to act in ways intended to maximize stockholder value, and to penalize them if we and/or our stock fails to perform to expectations.

We view the three components of our executive officer compensation as related but distinct. Although our Compensation Committee does review total compensation, we do not believe that compensation derived from one component of compensation necessarily should negate or reduce compensation from other components. We determine the appropriate level for each compensation component based in part, but not exclusively, on our historical practices with the individual and our view of individual performance and other information we deem relevant, such as the data we receive from the consultant hired by our Compensation Committee. Our Compensation Committee has not adopted any formal or informal policies or guidelines for allocating compensation between long-term and currently paid out compensation, between cash and non-cash compensation, or among different forms of compensation, except that we have historically used a 2-to-1 ratio for the grant of stock options compared to restricted stock awards. Commencing in 2008, we intend to use a 2.5-to-1 ratio with the intent to re-assess this ratio as the Company grows. During 2007, we did review wealth and retirement accumulation as a result of employment with us in connection with the review of compensation packages.

To advise us on executive compensation in general, our Compensation Committee has engaged the services of Radford Surveys & Consulting (“Radford”), a business unit of Aon Consulting (“Aon”). Radford is heavily focused in the Life Sciences area. They have produced data for us comparing our executive officer compensation with that of peer group companies that we selected in 2007 with Radford’s assistance, including: American Medical Systems Holdings, ArthroCare Corporation, Biosite Incorporated, Cubist Pharmaceuticals, Inc., Cytyc Corporation, Digene Corporation, Foxhollow Technologies, Inc., Gen-Probe, Inc., Integra Lifesciences Holdings, Kyphon, Inc., Meridian Bioscience, Inc., Molecular Devices Corporation, Myriad Genetics, Inc., OraSure Technologies, Inc., OSI Pharmaceuticals, Inc., Palomar Medical Technologies, Inc., Pharmion Corporation, Savient Pharmaceuticals, Inc., Sciele Pharma, Inc., Surmodics, Inc., Thoratec Corporation, United Therapeutics Corporation, Ventana Medical System, Inc. and Wright Medical Group. The peer group is periodically modified to account for our increased size, revenues, growth and maturity as a company. Our Compensation Committee realizes that benchmarking our compensation against the compensation earned at comparable companies may not always be appropriate, but believes that engaging in a comparative analysis of our compensation practices is useful.

Base Salary. We pay our executives a base salary, which we review and determine annually. We believe that a competitive base salary is a necessary element of any compensation program. We believe that attractive base salaries can motivate and reward executives for their overall performance. Base salaries are established in part based on the individual position, responsibility, experience, skills and expected contributions during the coming year of the executives and their performance during the prior year. We also have sought to align base compensation levels comparable to our competitors and other companies in similar stages of development. We do not view base salaries as primarily serving our objective of paying for performance, but in attracting and retaining the most qualified executives necessary to run our business.

Based on all of the factors described above, including base salary (which historically lagged the marketplace based on the peer group established by Radford and reviewed by our Compensation Committee), our performance and individual performance reviews, in December 2006, effective for 2007, the Chief Executive Officer and each of the other named executive officers received, on average, a 5% increase. A similar process occurred in December 2007. Again, after reviewing first performance and then benchmarking data based on our peer group, the Committee granted the Chief Financial Officer an 18% increase and the Chief Executive Officer and each of the other executive officers a salary increase of approximately 5% for 2008. We believe that our salary levels are now within our peer group and generally sufficient to retain our existing executive officers and to hire new executive officers when and as required.

Cash Incentive Bonuses. Consistent with our emphasis on pay-for-performance incentive compensation programs, our executives are eligible to receive annual cash incentive bonuses primarily based upon their performance during the year as measured against predetermined company and personal performance goals established by us, including financial measures and the achievement of strategic objectives. The primary objective of our annual cash incentive bonuses is to motivate and reward our employees, including our named executive officers, for meeting our short-term objectives using a pay-for-performance program with objectively determinable performance goals.

At the end of each year, our management, particularly the Chief Executive Officer, sets various company goals for the following year, which are reviewed and approved by the Compensation Committee. The goals include both financial elements and achievement of product development and other company business objectives. Each goal is assigned a particular weighing in the overall bonus formula. The amount of the awards to be paid is conditioned upon achievement of the predetermined targets. We may not make any payments if we fail to achieve a minimum level of performance. The target payment amount may also be adjusted upward for performance above the target level. For example, the 2007 financial goals represented approximately 50% of the total weight for all company goals and included target measures for product revenue, operating income and diluted net income per share. Specifically, the target level for 2007 was based on achieving year over year growth of 28% in product revenue, 34% in operating income and 27% in diluted net income per share. Non-financial goal measures in 2007 included achieving various product development milestones, such as obtaining FDA clearance for Strattice, and other operational metrics such as production volumes.

In addition, at the end of each year, each executive officer meets with our Chief Executive Officer to establish the individual’s specific goals for the upcoming year, which are dependent on that person’s job responsibilities. The Chief Executive Officer’s goals are the same as our overall company goals. Individual goals and corporate goals each affect 50% of the bonus. As previously noted, goals are set at laddered levels and attaining the highest level is intended to be a stretch goal. We design the cash incentive bonuses for each of our executive officers to focus the executive officer on achieving key operational and financial objectives within a yearly time horizon.

We next establish the target amount of our annual cash incentive bonuses for each executive at a level that represents a meaningful portion of our executives’ currently paid out cash compensation, and set additional threshold and maximum performance levels above and below these target levels. For instance, for 2007, the Chief Executive Officer’s target bonus was 60% of his base salary and the other named executive officers had targets ranging from 30-35% of their base salaries. Then depending on the achievement of the corporate and individual goals, each officer could earn between 0 and 150% of the target bonus amount. In addition to considering the incentives that we want to provide to our executives in establishing these levels, we also consider the bonus levels for comparable positions at our peer group of companies, as reported by Radford, our historical practices and any contractual commitments that we have relating to executive bonuses.

As a result of our performance and the performance of our executive officers, for 2007 our Chief Executive Officer received a bonus equal to 80% of his base salary and our other named executive officers received bonuses ranging from 35% to 47% of their base salaries. For 2008, the Chief Executive Officer’s target bonus is 70% of his base salary and the other named executive officers have targets ranging from 30% to 40% of their base salaries.

We do not have a formal policy on the effect on bonuses of a subsequent restatement or other adjustment to the financial statements, other than the penalties provided by law.

Equity Compensation. We believe that stock options and restricted stock awards are an important long-term incentive for our executive officers and employees and that our stock option and restricted stock award program has been effective in aligning officer and employee interests with that of our stockholders. We review our equity compensation plan annually. Employees are eligible for annual stock option and restricted stock award grants based on targeted levels. These options and grants are intended to produce value for each executive officer if: our stock performance is outstanding; shareholders derive significant sustained value; and the executive officer remains with us.

To establish target levels, the Committee uses data supplied by Radford for peer group companies and its Biotechnology survey and then seeks to deliver long-term incentive value at the 50th to 75th percentiles blended with the market 50th to 75th percentiles number of options irrespective of value. The Committee also considered comparable company data on the relationship of stock options and restricted stock granted to our outstanding shares and the number of awards available for future grant under our equity compensation plan. The Committee then sets targeted levels of equity to be awarded. The actual number of restricted shares and options granted to an executive is based on performance as measured by the performance goals set for the year just ended. The same process occurred in December 2006 and 2007 for equity grants in January 2007 and 2008, respectively.

Once a target value is established for an executive, the Committee grants stock options to that executive with a Black-Scholes value of approximately half the target value, and then grants a number of restricted shares that is approximately half of the number of option shares, based on a recommendation by Radford. Commencing in 2008, we intend to use a 2.5-to-1 ratio of stock options compared to restricted stock awards. Stock options are believed to be a superior vehicle to encourage executives to focus on increasing shareholder value and to respond to shareholder demand for performance linkage, while grants of restricted shares are better linked to executive retention, increasing executive ownership of the Company and minimizing shareholder dilution. By dividing equity compensation into both types of awards, the Committee hopes to achieve multiple goals.

At its December 2007 meeting, the Compensation Committee, in consultation with Radford, considered equity grants to be made effective January 2008 for 2007 performance. The number of options and restricted shares granted to and held by our executive officers and the prices of these options and grants of restricted stock are reflected in the “Summary Compensation Table” and the “Grants of Plan-Based Awards” table below.

We do not have any program, plan or obligation that requires us to grant equity compensation to any executive officer on specified dates. The practice has been to approve grants in December, effective at the beginning of January of the following year. The authority to make equity grants to executive officers rests with our Compensation Committee (subject to ratification by the full Board), although, as noted above, the Compensation Committee does consider the recommendations of our Chairman and Chief Executive Officer in setting the compensation of our other executive officers.

In addition, from time to time, our Compensation Committee has approved additional performance share programs in addition to our normal grants of equity compensation. As disclosed in our Current Report on Form 8-K filed with the SEC in January 2008, our Compensation Committee approved equity grants for our executive officers that will vest only if we are able to achieve stretch revenue and operating income growth targets for the period between January 1, 2008 and December 31, 2010.

Severance and Change-in-Control Benefits. Mr. Thomas, Mr. Sobieski and Ms. Colleran each have a provision in their respective employment agreements providing for certain severance benefits in the event of termination or retirement, as well as a provision providing for a higher payment in the event of termination or retirement following a change-in-control as defined in the employment agreements. Dr. Lamb has separate severance and change-in-control agreements. These severance provisions are described in the “Change-in-Control and Severance Agreements” section below, and certain estimates of these change of control benefits are provided in the “Estimated Payments and Benefits Upon Various Employment Termination Scenarios” section below.

In determining the severance provisions that we have provided to our executive officers, the Compensation Committee took into account that the only pension plan or other retirement plan that we provide for these executive officers is our 401(k) plan. We provide the opportunity for certain of our named executive officers to be protected under the severance and change-in-control provisions contained in their employment agreements.

Such agreements contain change-in-control arrangements, which are triggered upon both a change-in-control and termination of employment. We provide this opportunity to attract and retain an appropriate caliber of talent for the position. Our severance and change-in-control provisions for the named executive officers are summarized in the “Change-in-Control and Severance Agreements” and “Estimated Payments and Benefits Upon Various Employment Termination Scenarios” sections below, but generally provide that on a “trigger event” within a period of time before or after a change-in-control, the increased change-in-control benefit is paid. A trigger event is a termination of employment by us without cause or a termination by the executive for good reason. We believe that our severance and change-in-control provisions are consistent with the provisions and benefit levels of other companies disclosing such provisions as reported in public SEC filings.

Benefits. Our executive officers participate in all of our employee benefit plans, such as medical, group life and disability insurance and our 401(k) plan, on the same basis as our other employees. Our 401(k) plan provides for matching payments by us.

Perquisites. Our Chief Executive Officer receives an automobile allowance. Our use of perquisites as an element of compensation is very limited. We do not view perquisites as a significant element of our comprehensive compensation structure.

Stock Ownership Guidelines

We have adopted stock ownership guidelines for our executive officers and directors in December 2006. The purpose of the guidelines is to encourage officers and directors to maintain a significant equity ownership in the Company and thereby, complement our policy of awarding equity compensation so as to align their interests with those of shareholders. The policy became effective on January 1, 2007. The policy suggests that as a guideline, the officers and directors maintain equity positions in our common stock (not including stock options or unvested restricted shares) as follows:

Title	Equity Position
Chief Executive Officer	3 times annual base salary
Chief Financial Officer	2 times annual base salary
Other Executive Officers	Annual base salary
Directors	3 times annual cash compensation

The Board has suggested that the individuals covered by the policy reach the equity position suggested by the guidelines within five years of adoption.

The Compensation Committee Process

Compensation Committee meetings typically have included, for all or a portion of each meeting, a representative of Radford, as well as preliminary discussion with our Chairman and Chief Executive Officer prior to our Compensation Committee deliberating without any members of management present. Our Compensation Committee has also involved outside counsel in its deliberations as needed. For compensation decisions, including decisions regarding the grant of equity compensation relating to executive officers (other than our Chairman and Chief Executive Officer), the Compensation Committee considers the recommendations of our Chairman and Chief Executive Officer and includes him in its discussions.

Regulatory Considerations

We account for the equity compensation expense for our employees under the rules of SFAS 123R, which requires us to estimate and record an expense for each award of equity compensation over the service period of the award. Accounting rules also require us to record cash compensation as an expense at the time the obligation is accrued.

With respect to change-in-control payments for Mr. Thomas, Mr. Sobieski and Ms. Colleran, in the event that any payment or benefit that they would receive upon termination would otherwise constitute a “parachute payment” under Section 280G of the Internal Revenue Code and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced to an amount equal to either (a) the largest portion of the payment and benefits that would result in no portion of the payment and benefits being subject to the excise tax or (b) the largest portion of the payment, up to and including the total, whichever amount, after taking into account all taxes and the excise tax, results in such person’s receipt, on an after tax basis, of the greater amount of the payment and benefits. If Dr. Lamb is notified that the payments and benefits to be paid would be nondeductible by us because of Section 280G of the Internal Revenue Code, such payments and benefits shall be reduced to the minimum extent necessary so that all payments made are deductible under Section 280G. Dr. Lamb has the discretion as to which payments and benefits, and the amounts thereof, shall be reduced.

Cash and Other Compensation

The following table, which should be read in conjunction with the explanations provided above, provides certain compensation information concerning our Chief Executive Officer, Chief Financial Officer and our two most highly compensated executive officers (the “Named Executive Officers”), other than the Chief Executive Officer and Chief Financial Officer, for the fiscal year ended December 31, 2007.

Summary Compensation Table

Name and principal position	Year	Salary		Stock awards(1)		Option awards(1)		Non-equity incentive plan compensation ($)(2)		All other compensation ($)			Total ($)
Paul G. Thomas	2007		$500,000		$2,002,159		$323,883		$397,500		$17,000	(3)		$3,240,542
Chairman, President and	2006		$477,750		$1,904,847		$304,255		$390,417		$16,500	(3)		$3,093,769
Chief Executive Officer	2005		$416,042		$641,793		$264,702		$368,550		$10,000	(3)		$1,701,087

Steven T. Sobieski	2007		$257,975		$433,345		$178,009		$120,629		$—			$989,958
Vice President, Finance and Administration, Chief Financial Officer	2006 2005	$ $	246,850 232,000	$ $	337,298 126,447	$ $	141,765 96,990	$ $	112,490 104,748	$ $	— —		$ $	838,403 560,185

Lisa N. Colleran	2007		$285,850		$738,975		$118,066		$130,162		$—			$1,273,053
Senior Vice President,	2006		$272,225		$711,720		$131,423		$130,913		$—			$1,246,281
Commercial Operations	2005		$260,750		$239,715		$97,825		$117,729		$—			$716,019

Bruce S. Lamb, Ph.D.	2007		$255,900		$63,294		$224,246		$88,286		$—			$631,726
Senior Vice President, Development and Regulatory Affairs	2006 2005	$ $	246,050 176,250	$ $	25,087 —	$ $	193,080 119,968	$ $	88,578 92,637	$ $	— —		$ $	552,795 388,855

(1)	Represents the expense to us pursuant to FAS 123(R) for the respective year for restricted stock or stock options awards granted as long-term incentives pursuant to our Equity Compensation Plan. See Note 7 of our Financial Statements for the fiscal years ended December 31, 2007, 2006 and 2005 for the assumptions used for valuing the expense under FAS 123(R).

(2)	Represents bonus paid for such fiscal year.

(3)	Includes $15,000 of car allowance paid by us in 2007 and 2006 and $8,750 in 2005. The remaining amount represents our match on our 401(k) Plan.

Plan-Based Awards

Option and Stock Award Grants

The following table provides certain information with respect to restricted stock awards and options granted to our Named Executive Officers during the fiscal year ended December 31, 2007 based on 2006 performance.

Grants of Plan-Based Awards

Name	Grant Date	Approval Date (1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Stock Awards: Number of Shares of Options (#)(3)	Exercise or Base Price of Option Awards ($ per share)	Grant Date Fair Value of Stock and Option Awards
Paul G. Thomas	1/3/07	12/10/06	19,068			$447,145
	1/3/07	12/10/06		37,456	$23.45	$492,977

Steven T. Sobieski	1/3/07	12/10/06	11,720			$274,834
	1/3/07	12/10/06		22,784	$23.45	$299,872

Lisa N. Colleran	1/3/07	12/10/06	6,184			$145,015
	1/3/07	12/10/06		11,680	$23.45	$153,726

Bruce S. Lamb, Ph.D.	1/3/07	12/10/06	4,400			$103,180
	1/3/07	12/10/06		9,600	$23.45	$126,350

(1)	In accordance with its normal practice, the Compensation Committee approved the grant of these awards effective on January 3, 2007 at a meeting of the Compensation Committee held on December 10, 2006.

(2)	These awards vest in three equal installments beginning one year after the date of grant.

(3)	These awards vest in four equal installments beginning one year after the date of grant.

Based on our performance and the performance of our Chief Executive Officer and other executive officers in 2007, our Compensation Committee and Board, approved the grants of stock options and restricted stock awards set forth below:

Grants of Plan-Based Awards

Name	Grant Date	Approval Date (1)	All Other Stock Awards: Number of Shares of Stock or Units (#)(2)	All Other Stock Awards: Number of Shares of Options (#)(3)	Exercise or Base Price of Option Awards ($ per share)	Grant Date Fair Value of Stock and Option Awards
Paul G. Thomas	1/2/08	12/10/07	54,552			$2,369,193
	1/2/08	12/10/07		36,436	$43.43	$760,084

Steven T. Sobieski	1/2/08	12/10/07	24,024			$1,043,362
	1/2/08	12/10/07		23,380	$43.43	$487,726

Lisa N. Colleran	1/2/08	12/10/07	19,856			$862,346
	1/2/08	12/10/07		11,060	$43.43	$230,720

Bruce S. Lamb, Ph.D.	1/2/08	12/10/07	13,600			$590,648
	1/2/08	12/10/07		9,200	$43.43	$191,919

(1)	In accordance with its normal practice, the Compensation Committee approved the grant of these awards effective on January 2, 2008 at a meeting of the Compensation Committee held on December 10, 2007.

(2)	These awards consist of time-based awards, which vest in three equal installments beginning one year after the date of grant, and performance-based awards, which vest immediately upon consummation of the merger but only as to the target number of shares.

(3)	These awards vest in four equal installments beginning one year after the date of grant.

Stock Option Exercises and Vesting of Restricted Stock Awards

The following table provides certain information with respect to option exercises and stock vesting for each of our Named Executive Officers during the fiscal year ended December 31, 2007.

Option Exercises and Stock Vested

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)(1)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)(2)
Paul G. Thomas	72,254	$2,620,199	103,500	$4,206,078
Steven T. Sobieski	27,525	$885,006	19,570	$600,253
Lisa N. Colleran	83,908	$2,375,701	38,543	$1,591,300
Bruce S. Lamb, Ph.D.	27,376	$672,296	1,314	$30,813

(1)	Represents the difference between the market price of the underlying securities at exercise and the exercise price of the option.

(2)	Represents the number of shares vested multiplied by the market value of the underlying shares on the vesting date.

Outstanding Equity Awards as of April 18, 2008

The following table provides certain information concerning outstanding equity awards held by each of our Named Executive Officers as of April 18, 2008.

Outstanding Equity Awards as of April 18, 2008

	Option Awards				Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)(1)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)	Equity Incentive Plan Awards: Market Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(1)
Paul G. Thomas	5,194	17,500	$19.25	01/02/16
	—	28,092	$23.45	01/02/17
	—	36,436	$43.43	01/01/18
							36,000	$1,819,800
					63,902	$3,230,246

Steven T. Sobieski	11,288	11,288	$19.25	01/02/16
	5,696	17,088	$23.45	01/02/17
	—	23,380	$43.43	01/01/18
							12,000	$606,600
					42,311	$2,138,821

Lisa N. Colleran	26,092	—	$5.27	12/11/13
	5,482	5,482	$19.25	01/02/16
	2,920	8,760	$23.45	01/02/17
	—	11,060	$43.43	01/01/18
							14,000	$707,700
					19,995	$1,010,747

Bruce S. Lamb, Ph.D.	47,624	25,000	$8.84	03/31/15
	5,256	5,256	$19.25	01/02/16
	2,400	7,200	$23.45	01/02/17
	—	9,200	$43.43	01/01/18
							9,000	$454,950
					10,428	$527,135

(1)	Based on $50.55 per share, the closing price of the Common Stock, as reported on the NASDAQ Global Market, on April 18, 2008.

Compensation of Directors

Non-employee directors are paid $25,000 per year, payable monthly, regardless of the number of Board meetings attended, as well as $1,500 per meeting attended. Non-employee directors who serve on the Compensation Committee, the Nominating and Corporate Governance Committee and the Audit Committee are also paid $3,000, $3,000 and $5,000 per year, respectively, regardless of the number of committee meetings attended. The Chairman of the Audit Committee receives an annual retainer of $10,000 and the Chairman of the

Compensation Committee and the Nominating and Corporate Governance Committee each receive an annual retainer of $6,000 per year. Directors are reimbursed for their expenses for attendance at such meetings. Mr. Sutter has declined to accept any cash compensation for his service on the Board. Our directors who are employees of LifeCell receive no director fees.

In 2007, newly elected non-employee directors were entitled to receive an option to purchase 15,000 shares of common stock at an exercise price equal to the fair market value of a share of common stock on such election date. Additionally in 2007 and 2006, each non-employee director was entitled to receive a restricted stock award of 3,500 shares of common stock on the date of our Annual Meeting of Stockholders whereas in 2005, each non-employee director received an option grant to purchase 10,000 shares of common stock on the date of our Annual Meeting of Stockholders at an exercise price equal to the fair market value of a share of common stock on such date. The restricted stock awards granted to non-employee directors in 2007 and 2006 vest in equal installments over a three-year period commencing on the first anniversary of the date of grant. Options granted in 2005 vested one year after the date of grant and expire ten years after the date of grant.

The following table provides certain information with respect to the compensation paid to our non-employee directors during the fiscal year ended December 31, 2007.

Directors Compensation

Name	Fees earned or paid in cash ($)	Stock awards ($)(1)	Option awards ($)(2)	Total($)
Michael E. Cahr(3)	$41,667	$196,354	$—	$238,021
David Fitzgerald(4)	$42,000	$53,736	$—	$95,736
James G. Foster(4)	$47,749	$53,736	$—	$101,485
David W. J. McGirr(4)	$6,264	$—	$15,188	$21,452
Michael R. Minogue(4)	$34,000	$53,736	$—	$87,736
Robert P. Roche, Jr.(4)	$34,000	$53,736	$—	$87,736
Martin P. Sutter(4)	$—	$53,736	$—	$53,736

(1)	Represents the compensation expense recognized in 2007 pursuant to FAS 123(R) for restricted stock awards granted as long-term incentives pursuant to our Equity Compensation Plan.

(2)	Represents the compensation expense recognized in 2007 pursuant to FAS 123(R) for stock options granted as long-term incentives pursuant to our Equity Compensation Plan.

(3)	Mr. Cahr retired from LifeCell’s Board of Directors effective November 12, 2007. Vesting of restricted stock awards held by Mr. Cahr was accelerated pursuant to the Company’s non-employee director retirement plans.

(4)	At December 31, 2007, Mr. Fitzgerald had options to purchase 65,000 shares and 5,834 restricted stock awards; Mr. Foster had options to purchase 85,000 shares and 5,834 restricted stock awards; Mr. McGirr had options to purchase 15,000 shares; Mr. Minogue had options to purchase 25,000 shares and 5,834 restricted stock awards; Mr. Roche had options to purchase 25,000 shares and 5,834 restricted stock awards; and Mr. Sutter had options to purchase 25,000 shares and 5,834 restricted stock awards.

Change-in-Control and Severance Agreements

In September 2005, we entered into employment agreements with Paul G. Thomas, the Company’s Chairman, President and Chief Executive Officer; Steven T. Sobieski, Vice President Finance and Chief Financial Officer; and Lisa N. Colleran, Senior Vice President, Commercial Operations. We entered into a severance arrangement with Bruce Lamb, Ph.D., Senior Vice President, Product Development and Quality in

February 2005, and a change-in-control agreement with Dr. Lamb in April 2005. These 2005 agreements are described below.

In addition, as noted above, in connection with the negotiation and execution of the Merger Agreement, KCI indicated its desire to have new employment agreements and new Covenants Agreements with Mr. Thomas, Mr. Sobieski and Ms. Colleran. Accordingly, on April 7, 2008, each employee named above executed a new employment agreement and Covenant Agreement. The terms of the agreements executed by each of the employees, will be effective as of the closing of the Offer and will supersede the terms of their prior employment agreements, offer letters, severance agreements, change in control agreements and confidentiality, assignment of contributions and inventions, non-competition and non-solicitation agreements with the Company, as applicable. The new employment agreements and Covenants Agreements are described in “Item 3—New Employment Arrangements” of the Schedule 14D-9, which descriptions are incorporated into this Information Statement by reference.

Paul G. Thomas

Term and Termination.

Mr. Thomas’ employment under the employment agreement continues until the agreement is terminated (a) as a result of his death or physical or mental disability that prevents him from performing his duties under the employment agreement for a period of at least 90 consecutive days or 120 non-consecutive days in any 12-month period, (b) by the Company with or without “cause” (as defined below), (c) by Mr. Thomas with or without “good reason” (as defined below), or (d) by mutual agreement.

The term “cause” is defined in Mr. Thomas’ employment agreement as (a) a conviction for a crime involving moral turpitude, including, but not limited to, fraud, theft, embezzlement or any crime that results in or is intended to result in personal enrichment at our expense, (b) a material breach by Mr. Thomas of the employment agreement or of his confidentiality and non-compete agreements with us, or (c) acts that, in the judgment of the Board, constitute willful misconduct to the material detriment of us.

In Mr. Thomas’ agreement, the term “good reason” refers to our doing any of the following without Mr. Thomas’ consent (except actions during the period beginning six months prior to and ending 18 months following a “change-in-control” as defined below): (i) assign to Mr. Thomas any duties inconsistent with his position and authority, (ii) remove Mr. Thomas from, or fail to re-elect or appoint him to, any position that was held immediately after the date of the employment agreement, (iii) reduce Mr. Thomas’ annual base salary, (iv) fail to provide Mr. Thomas benefits substantially similar to those he currently receives, (v) fail to provide him office space, related facilities and support personnel or (vi) require Mr. Thomas to be relocated to an office that will necessitate his commuting more than 25 additional miles each way.

Severance Payments.

If Mr. Thomas is terminated as a result of his death or disability, in addition to accrued compensation and vested benefits, he is entitled to a bonus (based upon the greater of the prior year’s bonus or the target bonus for the year of termination), pro-rated based on the number of days he was employed during the year of termination and payable as follows over 18 months.

If Mr. Thomas is terminated without “cause” or he resigns for “good reason” (as defined above), in addition to accrued compensation and vested benefits and the pro-rata bonus described above, he is entitled to continuation of his salary and bonus (based on the greater of the prior year’s bonus or his target bonus for the year of termination) for 18 months and 18 months of subsidized COBRA coverage. Separation payments and benefits are conditioned upon the execution of a general release by Mr. Thomas in favor of LifeCell and related parties.

Payments upon Change-in-Control.

Under Mr. Thomas’ employment agreement, if there occurs either of the following events: (i) termination of his employment at any time during the period beginning 6 months prior to the effective date of a “change-in-control” (as defined below) and ending 18 months after the change-in-control, other than (x) a termination by Mr. Thomas for “cause” (as defined below) or (z) a termination by Mr. Thomas without “good reason” (as defined below), (ii) termination of his employment as a result of the failure, upon a change-in-control, of either us or any successor to all or a substantial portion of our business and/or our assets to continue his employment as an executive officer for a period of at least 12 months after the effective date of the change-in-control, with a salary at least equal to his annual base salary and a bonus each year equal to not less than the bonus that Mr. Thomas received attributable to performance during the full fiscal year immediately preceding the effective date of the change-in-control, or (iii) following a change-in-control, termination of employment by Mr. Thomas after failure of us or our successor to acknowledge or assume in writing the obligations to Mr. Thomas set forth in his employment agreement; then Mr. Thomas will be entitled to receive, in addition to accrued compensation and vested benefits: (a) a lump sum payment equal to 2.9 times the sum of his base salary and bonus (based upon the greater of his bonus for the year prior to the event or his target bonus for the year in which the event occurred); and (b) subsidized COBRA coverage for 18 months.

If any of the above-mentioned events occur on or after July 1 in any calendar year, Mr. Thomas will also be entitled to receive 50% of his target bonus for the year in which the event occurred. Payments and benefits upon any of the above-mentioned events are in lieu of the severance payments described in the paragraph above captioned “Severance Payments.”

A “change-in-control” has occurred under the terms of Mr. Thomas’ employment agreement discussed herein when: (a) any person, firm or corporation acquires directly or indirectly the beneficial ownership (as defined in Section 13(d) of the Exchange Act) of any voting security of us and immediately after such acquisition, the acquirer has beneficial ownership of voting securities representing 50% or more of the total voting power of all our then-outstanding voting securities; (b) the individuals (x) who, as of the date of each agreement, served on the Board or (y) who thereafter are elected to the Board and whose election, or nomination for election, to the Board was approved by a vote of at least 2/3 of the directors in office, cease for any reason to constitute a majority of the members of the Board; (c) our stockholders shall approve a merger, consolidation, recapitalization or reorganization (or consummation of any such transaction if stockholder approval is not sought or obtained), other than any such transaction in which at least 66% of the total voting power of the surviving entity after such transaction is beneficially owned by our stockholders; or (d) our stockholders shall approve a plan of complete liquidation or an agreement for the sale, lease or disposition by us of all or a substantial portion of our assets (i.e., 50% or more in value of the total assets) other than to a subsidiary or affiliate.

Under the terms of Mr. Thomas’ employment agreement only, and for purposes of this subsection “Payments upon Change-in-Control” only, the term “cause” is defined as (a) conviction of any crime that constitutes a felony or a criminal offense involving moral turpitude, or (b) intentionally engaging in conduct that is materially injurious to us or our successor that is not cured by us within a reasonable period of time after notice is given.

Further, under the terms of Mr. Thomas’ employment agreement only, and for purposes of this subsection “Payments upon Change-in-control” only, the term “good reason” is defined as (a) the failure of us or our successor, without Mr. Thomas’ consent, to pay any amounts due to Mr. Thomas or to fulfill any other material obligations to Mr. Thomas under the employment agreement, (b) the failure of us or our successors, without Mr. Thomas’ consent, to maintain his position as an executive officer with duties consistent with that of an executive officer, and given our overall size and structure or our successor, Mr. Thomas neither is the functional head of the functional business unit to which he is assigned, nor reports to the functional head of the functional business unit to which he is assigned, (c) any decrease, without Mr. Thomas’ consent, in his base salary, annual bonus (based upon the annual bonus that Mr. Thomas received for the full fiscal year immediately preceding the effective date of the change-in-control), or in the level or in the value of Mr. Thomas’ benefits (unless the benefit(s) changes are applicable to all executive level employees), (d) any relocation of our offices or our successor, without Mr. Thomas’ consent, such that he would be required to commute more than 25 additional miles each way, or (e) continued employment of Mr. Thomas by us or our successor would be substantially likely to cause Mr. Thomas to breach a material obligation that he reasonably believes is owed to any prior employer or any other third party.

Additionally, unless otherwise provided in a separate stock option agreement, restricted stock purchase agreement or stock award agreement entered into after September 21, 2005, upon a change-in-control, all stock options and any other equity-based compensation granted to Mr. Thomas shall become immediately vested and exercisable for the longer of the exercise period in effect immediately prior to the change-in-control or the period ending 90 days after the change-in-control. However, with respect to the restricted stock awards consisting of a retention stock award and a performance stock award granted to Mr. Thomas on July 20, 2005, upon a change-in-control prior to the “vesting date,” the restrictions applicable to all of the retention shares and 75,862 of the performance shares granted to Mr. Thomas shall lapse.

Modification for 280G Parachute Payments.

In the event that any payment or benefit that Mr. Thomas would receive upon termination would otherwise constitute a “parachute payment” under Section 280G of the Internal Revenue Code and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced to an amount equal to either (a) the largest portion of the payment and benefits that would result in no portion of the payment and benefits being subject to the excise tax or (b) the largest portion of the payment, up to and including the total, whichever amount, after taking into account all taxes and the excise tax, results in Mr. Thomas’ receipt, on an after-tax basis, of the greater amount of the payment and benefits.

Steven T. Sobieski

Term and Termination.

Mr. Sobieski’s employment under the employment agreement continues until the agreement is terminated (a) as a result of his death or physical or mental disability that prevents him from performing his duties under the employment agreement for a period of at least 90 consecutive days or 120 non-consecutive days in any 12-month period, (b) by us with or without “cause” (as defined below), (c) by Mr. Sobieski for any reason or no reason, or (d) by mutual agreement.

The term “cause” is defined in Mr. Sobieski’s employment agreement as (a) a conviction of a felony or a criminal act involving moral turpitude, (b) commission of a fraudulent, illegal or dishonest act in respect of us, (c) willful misconduct or gross negligence that reasonably could be expected to be injurious to our business, operations or reputation, (d) a material violation of our internal policies, unless cured, (e) material failure to perform his duties as assigned, unless cured, (f) breach of the terms of his confidentiality and non-compete agreements with us, or (g) any other material breach of the representations, warranties and covenants under the employment agreement, unless cured.

Severance Payments.

If Mr. Sobieski is terminated as a result of his death or disability, in addition to accrued compensation and benefits, he is entitled to a bonus (based upon the greater of the prior year’s bonus or the target bonus for the year of termination), pro-rated based on the number of days he was employed during the year of termination and payable over 12 months.

If Mr. Sobieski is terminated without cause, in addition to accrued compensation and benefits and the pro-rata bonus described above, he is entitled to continuation of his salary and bonus (based on the greater of the prior year’s bonus or the target bonus for the year of termination) for 12 months, 12 months of subsidized COBRA coverage, and an additional six months of COBRA coverage at our sole expense. In addition, if Mr. Sobieski is terminated without cause, (a) with respect to stock options granted prior to September 21, 2005, such options will continue to vest in accordance with the vesting schedule set forth in the applicable stock option agreement for a period of 12 months following the termination, and he will have until the earlier of (1) the 10 year anniversary of the date of the grant, or (2) the 12-month anniversary of the termination of his employment, to exercise such options (to the extent vested), (b) with respect to stock options granted on or after September 21, 2005, he shall have until the earlier of (1) the 10 year anniversary of the date of the grant, or (2) 1 day less than the 3 month anniversary of his termination, to exercise such number of options as would have become exercisable had he continued to be employed for a period of 12 months after termination, and (c) with respect to only the restricted stock award covering 50,000 shares of Common Stock granted to Mr. Sobieski on July 20, 2005, the restrictions that would have otherwise lapsed had he continued to be employed for a period of 12-months following the date of termination shall be deemed to have lapsed on the date of termination. Separation payments and benefits are conditioned upon the execution of a general release by Mr. Sobieski in favor of us and related parties.

Payments upon Change-in-Control.

Under Mr. Sobieski’s employment agreement, if there occurs any of the following events: (i) termination of his employment at any time during the period beginning six (6) months prior to the effective date of a “change-in-control” (as defined below) and ending twelve (12) months after the change-in-control, other than (y) a termination by us for reason of conviction for a felony or a criminal offense involving moral turpitude or intentional engagement in conduct that is materially injurious to us or our successor or (z) a termination by Mr. Sobieski without “good reason” (as defined below), (ii) termination of his employment as a result of the failure, upon a change-in-control, of either us or any successor to all or a substantial portion of our business and / or our assets to continue his employment as an executive officer for a period of at least twelve (12) months after the effective date of the change-in-control, with a salary at least equal to his annual base salary and a bonus each year equal to not less than the bonus that Mr. Sobieski received attributable to performance during the full fiscal year immediately preceding the effective date of the change-in-control, or (iii) following a change-in-control, termination of employment by Mr. Sobieski after failure of us or our successor to acknowledge or assume in writing the obligations set forth in the employment agreement; then, in addition to accrued compensation and vested benefits, Mr. Sobieski will be entitled to receive: (a) a lump sum payment equal to two times the sum of his base salary and bonus (based upon the greater of his bonus for the year prior to the event or his target bonus for the year in which the event occurred); and (b) subsidized COBRA coverage for 12 months and COBRA coverage at the sole cost of LifeCell for an additional six months.

If any of the above-mentioned events occur on or after July 1 of any calendar year, Mr. Sobieski also will be entitled to receive 50% of his target bonus for the year in which the event occurred. Payments and benefits upon any of the above-mentioned events are in lieu of the severance payments described in the paragraph above captioned “Severance Payments.”

The definition of “change-in-control” in Mr. Sobieski’s agreement is exactly the same as the definition in Mr. Thomas’ agreement above.

In Mr. Sobieski’s employment agreement, the term “good reason” is defined as (a) the failure of us to pay any amounts due to the executive or to fulfill any other material obligations under the employment agreement, unless cured; (b) the failure of us to maintain Mr. Sobieski’s position as an executive officer; (c) any decrease in Mr. Sobieski’s base salary, his annual bonus or level of benefits; (d) any relocation of our offices such that Mr. Sobieski would be required to commute more than 25 additional miles each way; or (e) if continued employment by us would be substantially likely to cause Mr. Sobieski to breach a material obligation to any prior employer or any third party.

Additionally, unless otherwise provided in a separate stock option agreement, restricted stock purchase agreement or stock award agreement entered into after September 21, 2005, upon a change-in-control all stock options and any other equity-based compensation granted to Mr. Sobieski shall become immediately vested and exercisable for the longer of the exercise period in effect immediately prior to the change-in-control or the period ending 90 days after the change-in-control.

Modification for 280G Parachute Payments.

In the event that any payment or benefit that Mr. Sobieski would receive upon termination would otherwise constitute a “parachute payment” under Section 280G of the Internal Revenue Code and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced to an amount equal to either (a) the largest portion of the payment and benefits that would result in no portion of the payment and benefits being subject to the excise tax or (b) the largest portion of the payment, up to and including the total, whichever amount, after taking into account all taxes and the excise tax, results in Mr. Sobieski’s receipt, on an after tax-basis, of the greater amount of the payment and benefits.

Lisa N. Colleran

Term and Termination.

Lisa Colleran’s employment under the employment agreement continues until the agreement is terminated (a) as a result of her death or physical or mental disability that prevents Ms. Colleran from performing her duties under the employment agreement for a period of at least 90 consecutive days or 120 non-consecutive days in any 12-month period, (b) by us with or without “cause” (as defined below), (c) by the executive for any reason or no reason, or (d) by mutual agreement.

Ms. Colleran’s employment agreement defines the term “cause” exactly the same as Mr. Sobieski’s agreement above.

Severance Payments.

If Ms. Colleran is terminated as a result of her death or disability, in addition to accrued compensation and vested benefits, she is entitled to a bonus (based upon the greater of the prior year’s bonus or the target bonus for the year of termination), pro-rated based on the number of days she was employed during the year of termination and payable over 12 months.

If Ms. Colleran is terminated without cause, in addition to accrued compensation and benefits and the pro-rata bonus described above, she is entitled to continuation of her salary and bonus (based on the greater of the prior year’s bonus or the target bonus for the year of termination) for 12 months, 12 months of subsidized COBRA coverage, and an additional six months of COBRA coverage at our sole expense. Separation payments and benefits are conditioned upon Ms. Colleran’s execution of a general release in favor of LifeCell and related parties.

Payments upon Change-in-Control.

Under Ms. Colleran’s employment agreement, if there occurs either of the following events: (a) termination of her employment at any time during the period beginning six (6) months prior to the effective date of a “change-in-control” (as defined below) and ending twelve (12) months after the change-in-control, other than (x) a termination by Ms. Colleran for cause, (y) a termination as a result of Ms. Colleran’s death or disability, as described above, or (z) a termination by Ms. Colleran without good reason, or (b) following a change-in-control, termination of employment by Ms. Colleran after failure of us or our successor to acknowledge or assume in writing the obligations to her set forth in her employment agreement; then, in addition to accrued compensation and vested benefits, Ms. Colleran will be entitled to receive: (a) payments in an aggregate amount equal to the product of: (i) either (y) 1.5, if the event occurs prior to September 21, 2006, or (z) 2.0, if the event occurs on or after September 21, 2006; and (ii) the sum of her base salary and bonus (based upon the greater of her bonus for the year prior to the event or her target bonus for the year in which the event occurred), payable over 18 months or 24 months, as applicable; and (b) subsidized COBRA coverage for 12 months and COBRA coverage at the sole cost of LifeCell for an additional 6 months.

The definition of “change-in-control” in Ms. Colleran’s agreement is exactly the same as the definition in Mr. Thomas’ agreement above.

In Ms. Colleran’s agreement, “good reason” is defined as (a) the failure of us to pay any amounts due to Ms. Colleran or to fulfill any other material obligations under the employment agreement, unless cured; (b) the failure of us to maintain Ms. Colleran’s position as an executive officer; (c) any decrease in Ms. Colleran’s base salary; (d) any relocation of our offices such that Ms. Colleran would be required to commute more than 25 additional miles each way.

If any of the above-mentioned events occur on or after July 1 of any calendar year, Ms. Colleran will also be entitled to receive 50% of her target bonus for the year in which the event occurred. Payments and benefits upon any of the above-mentioned events are in lieu of the severance payments described in the paragraph above captioned “Severance Payments.”

Additionally, unless otherwise provided in a separate stock option agreement, restricted stock purchase agreement or stock award agreement entered into after September 21, 2005, upon a change-in-control all stock options and any other equity-based compensation granted to Ms. Colleran shall become immediately vested and exercisable for the longer of the exercise period in effect immediately prior to the change-in-control or the period ending 90 days after the change-in-control. However, with respect to the restricted stock awards consisting of a retention stock award and a performance stock award granted to Ms. Colleran on July 20, 2005, upon a change-in-control prior to the “vesting date,” the restrictions applicable to all of the retention shares and 29,978 of the performance shares granted to Ms. Colleran shall lapse.

Modification for 280G Parachute Payments.

In the event that any payment or benefit that Ms. Colleran would receive upon termination would otherwise constitute a “parachute payment” under Section 280G of the Internal Revenue Code and be subject to the excise tax imposed by Section 4999 of the Code, such payment and benefits will be reduced to an amount equal to either (a) the largest portion of the payment and benefits that would result in no portion of the payment and benefits being subject to the excise tax or (b) the largest portion of the payment, up to and including the total, whichever amount, after taking into account all taxes and the excise tax, results in Ms. Colleran’s receipt, on an after-tax basis, of the greater amount of the payment and benefits.

Bruce Lamb

Severance Payments.

Pursuant to the terms of the severance agreement with Bruce Lamb, Dr. Lamb is entitled to receive 12 months continuance of his base salary and 12 months subsidized COBRA coverage if he is terminated by us for any reason other than for “cause” (as defined below). These payments and benefits are conditioned upon the execution by Dr. Lamb of a general release acceptable to LifeCell.

The term “cause” is defined in Dr. Lamb’s severance agreement as (a) a conviction of a felony or a criminal act involving moral turpitude, (b) commission of a fraudulent, illegal or dishonest act in respect of us, (c) willful misconduct or gross negligence that reasonably could be expected to be materially injurious to our business, operations or reputation, (d) a material violation of our policies, unless cured, (e) material failure to perform his duties as assigned, unless cured, (f) breach of the terms of his confidentiality and non-compete agreement, (g) physical or mental disability that prevents him from performing his duties under the employment agreement for a period of at least 90 consecutive days or 120 non-consecutive days in any 12-month period, or (h) death.

Payments upon Change-in-Control.

Under the change-in-control agreement with Dr. Lamb, if there occurs either (i) termination of his employment with us or any successor at any time during the period beginning (3) three months prior to the effective date of a “change-in-control” (as defined in Mr. Thomas’ employment agreement above) and ending twelve (12) months after the change-in-control, other than a termination for “cause” (as defined below) or termination of his employment by without “good reason” (as defined below) during such period, or (ii) termination of employment by Dr. Lamb after failure of us or such successor to acknowledge or assume in writing the obligations to him set forth in the severance arrangement after requested by Dr. Lamb, Dr. Lamb will be entitled to receive all then-accrued compensation and fringe benefits, subsidized COBRA coverage for a period of 18 months and cash payments in the aggregate amount equal to 1.5 times his annualized base salary immediately prior to the change-in-control, payable over an 18 month period. Additionally, all stock options shall immediately become vested and exercisable for the longer of the remainder of the exercise period or 90 days following the effective date of the change-in-control.

In Dr. Lamb’s change-in-control agreement, “good reason” is defined as (a) the failure of us to pay any amounts due to Dr. Lamb or to fulfill any other material obligations under the employment agreement, unless cured; (b) any material diminution, without Dr. Lamb’s consent, in his duties and responsibilities as an executive officer of LifeCell; (c) any material decrease in Dr. Lamb’s base salary; (d) any relocation of our offices such that Dr. Lamb would be required to commute more than 50 additional miles each way.

The term “cause” is defined in Dr. Lamb’s change-in-control agreement as (a) a conviction of a felony or a criminal act involving moral turpitude, (b) commission of a fraudulent, illegal or dishonest act in respect of us, (c) willful misconduct or gross negligence that reasonably could be expected to be materially injurious to our business, operations or reputation, (d) a violation of our policies, unless cured, (e) material failure to perform his duties as assigned, unless cured, (f) material violation of the terms of our other agreements with Dr. Lamb, (g) physical or mental disability that prevents him from performing his duties under the employment agreement for a period of at least 90 consecutive days or 120 non-consecutive days in any 12-month period, or (h) death.

Payments and benefits upon any of the above-mentioned events are in lieu of the severance payments described in the paragraph above captioned “Severance Payments” and are conditioned upon Dr. Lamb’s execution of a general release in favor of LifeCell and related parties.

Modification for 280G Parachute Payments.

If, within 15 days of an event described above, Dr. Lamb is notified by our independent certified accountants in writing that the payments and benefits to be paid would be nondeductible by us because of Section 280G of the Internal Revenue Code, such payments and benefits shall be reduced to the minimum extent necessary so that all payments and benefits made are deductible under Section 280G. Dr. Lamb shall have the discretion as to which payments and benefits, and the amounts thereof, shall be reduced.

Estimated Payments and Benefits upon Various Employment Termination Scenarios

The following table describes the potential payments and benefits upon employment termination for each of our Named Executive Officers pursuant to applicable law and the terms of their 2005 employment and other agreements with us, as if their employment had terminated on December 31, 2007 (the last business day of the fiscal year) under the various scenarios described in the column headings as explained in the footnotes below.

Name	Death or Disability (1)	Resignation for Good Reason(2)	Termination without Cause(2)	Change-in-control Trigger Event(3)
Paul G. Thomas	$390,000	$1,350,000	$1,350,000	$3,932,000
Steven T. Sobieski	$112,000	—	$560,000	$1,603,000
Lisa N. Colleran	$131,000	—	$429,000	$1,263,000
Bruce S. Lamb, Ph.D.	—	—	$263,000	$767,000

(1)	Includes pro-rata bonus only based on such Named Executive Officer’s bonus for the fiscal year ended December 31, 2006, since it was higher than the target bonus for the year ended December 31, 2007.

(2)	Includes (a) a multiple of salary and bonus, based on such Named Executive Officer’s salary for the year ended December 31, 2007 and bonus for the fiscal year ended December 31, 2006, (b) pro-rata bonus based on such Named Executive Officer’s bonus for the fiscal year ended December 31, 2006, (c) subsidized COBRA payments and (d) with respect to Mr. Sobieski only, “in the money” value on December 31, 2007 of certain stock options and restricted stock awards that would have vested within 12 months of the date of termination. The calculated amounts in (a) above for Dr. Lamb are based exclusively on salary and do not include any amount for a pro-rata bonus.

(3)	Includes (a) a multiple of salary and bonus, based on such Named Executive Officer’s salary for the year ended December 31, 2007 and bonus for the fiscal year ended December 31, 2006, (b) pro-rata bonus based on such Named Executive Officer’s bonus for the fiscal year ended December 31, 2006, (c) subsidized COBRA payments and (d) “in the money” value on December 31, 2007 of all unvested stock options and certain restricted stock awards. The calculated amounts in (a) above for Dr. Lamb are based exclusively on salary and do not include any amount for a pro-rata bonus.

Equity Compensation Plan Information

The following table gives information about our common stock that may be issued upon the exercise of options under our Equity Compensation Plan as of December 31, 2007. This plan was our only equity compensation plan in existence as of December 31, 2007.

Plan Category	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise 3 Price of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans Excluding Securities Reflected in Column (a)
Equity Compensation Plans Approved by Shareholders	1,812,810	$17.61	1,308,527

Compensation Committee Interlocks and Insider Participation

The Company’s Compensation Committee is composed currently of Messrs. Fitzgerald, Foster and Roche. No member of the Compensation Committee has been an officer or employee of the Company. During 2007, no executive officer of the Company and no member of its Compensation Committee was a director or compensation committee member of any other business entity which has an executive officer who sits on the Company’s Board or Compensation Committee.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16 (a) of the Exchange Act (“Section 16(a)”) requires our officers, directors and persons who own more than 10% of a registered class of our equity securities to file statements on Form 3, Form 4 and Form 5 of ownership and changes in ownership with the SEC. Officers, directors and greater than 10% stockholders are required by the regulation to furnish us with copies of all Section 16(a) reports that they file.

Based solely on a review of reports on Forms 3 and 4 and amendments thereto furnished to us during our most recent fiscal year, reports on Form 5 and amendments thereto furnished to us with respect to our most recent fiscal year and written representations from reporting persons that no report on Form 5 was required, we believe that no person who, at any time during 2007, was subject to the reporting requirements of Section 16(a) with respect to us failed to meet such requirements on a timely basis.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of April 16, 2008, with respect to: (i) persons known to us to be beneficial holders of five percent or more of the outstanding Shares of our Common Stock; (ii) each of our executive officers and directors; and (iii) all of our executive officers and directors as a group. Unless otherwise indicated, the address of each such person is c/o LifeCell Corporation, One Millennium Way, Branchburg, New Jersey 08876.

	Amount and Nature of Beneficial Ownership(1)
	Common Stock
Beneficial Owner	Shares	%
Barclays Global Investors, NA.(2) 45 Fremont Street San Francisco, California 94105	2,042,032	6.0%

Paul G. Thomas(3) Chairman of the Board, President & Chief Executive Officer	193,388	*

David Fitzgerald(4) Director	68,500	*

James G. Foster(5) Director	88,500	*

Michael R. Minogue(6) Director	28,500	*

Robert P. Roche, Jr.(6) Director	28,500	*

Martin P. Sutter(7) Director	98,130	*

Steven T. Sobieski(8) Senior Vice President Finance & Chief Financial Officer	54,591	*

Lisa N. Colleran(9) Senior Vice President, Commercial Operations	151,968	*

Bruce Lamb, Ph.D.(10) Senior Vice President, Development, Regulatory Affairs and Quality	62,112	*

All executive officers and directors as a group(11)	774,189	2.2%

Notes to Security Ownership table

*	Less than 1%.

(1)	Each beneficial owner’s percentage ownership of common stock is determined by assuming that options and restricted stock units that are held by such person (but not those held by any other person) and that are exercisable or convertible within 60 days of April 16, 2008 have been exercised or converted. Options and restricted stock units that are not exercisable within 60 days of April 16, 2008 have been excluded. Unless otherwise noted, we believe that all persons named in the above table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.

(2)

Represents 2,042,032 shares of common stock. The shares are beneficially owned by Barclays Global Investors, NA., Barclays Global Fund Advisors, Barclays Global Investors, Ltd., Barclays Global Investors

Japan Trust and Banking Company Limited, Barclays Global Investors Japan Limited, Barclays Global Investors Canada Limited, Barclays Global Investors Australia Limited, and Barclays Global Investors Deutschland AG, which are deemed to beneficially own these shares by virtue of their mutual affiliation. Information with respect to the ownership of such stockholders was obtained from a Schedule 13G filed on February 5, 2008.

(3)	Includes 5,194 shares underlying stock options and 32,638 shares of restricted stock.

(4)	Includes 65,000 shares underlying stock options and 3,500 shares of restricted stock.

(5)	Includes 85,000 shares underlying stock options and 3,500 shares of restricted stock.

(6)	Includes 25,000 shares underlying stock options and 3,500 shares of restricted stock.

(7)	Includes 98,130 shares of common stock and 3,500 shares of restricted stock, but excludes 1,300,000 shares of common stock owned by Essex Woodlands Health Ventures V LP. Mr. Sutter is a managing director of the general partner of the Essex Woodlands Health Ventures Fund V LP; however, he disclaims beneficial ownership of the shares owned by the partnership.

(8)	Includes 16,984 shares underlying stock options and 22,473 shares of restricted stock.

(9)	Includes 34,494 shares underlying stock options and 10,016 shares of restricted stock.

(10)	Includes 55,280 shares underlying stock options and 2,628 shares of restricted stock.

(11)	See notes (3) through (10).

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

We have entered into change-in-control and severance agreements with our executive officers. See “Change-in-Control and Severance Agreements.”

Any transactions involving related parties in the future will be reviewed and approved by our Audit Committee of the Board.

CONTACTING THE BOARD OF DIRECTORS

The Board has established a procedure that enables stockholders to communicate in writing with members of the Board. Any such communication should be addressed to the Company’s Secretary and should be sent to such individual c/o One Millennium Way, Branchburg, New Jersey 08876. Any such communication must state, in a conspicuous manner, that it is intended for distribution to the entire Board. Under the procedures established by the Board, upon the Secretary’s receipt of such a communication, the Company’s Secretary will send a copy of such communication to each member of the Board, identifying it as a communication received from a stockholder. Absent unusual circumstances, at the next regularly scheduled meeting of the Board held more than two days after such communication has been distributed, the Board will consider the substance of any such communication.